Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ALCOR HOLDINGS LLC

ALCOR ACQUISITION INC.,

ALCOR ACQUISITION L.P.,

MERISTAR HOSPITALITY CORPORATION,

and

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

Dated as of February 20, 2006

i

INDEX OF DEFINED TERMS

Active Employees	Section 5.8(a)
Affiliate	Section 8.1(a)
Agreement	Preamble
Alternative Merger	Section 2.9
Alternative Merger Effective Time	Section 2.9
Alternative Merger Sub I	Section 2.9
Articles of Merger	Section 1.3
Asset Purchase Agreement	Section 8.1(b)
Asset Sale	Section 8.1(c)
Business Day	Section 8.1(d)
Capitalization Date	Section 3.10(a)
Certificate	Section 2.1(a)
Class B OP Units	Section 2.2(a)
Class C OP Units	Section 2.2(a)
Class D OP Units	Section 3.10(a)
Closing	Section 1.2
Closing Date	Section 1.2
Club Documents	Section 3.24(f)
COBRA	Section 3.18(g)
Code	Section 2.3(f)
Commitment Letter	Section 4.7
Common OP Units	Section 2.2(a)
Common Stock	Section 3.10(a)
Company	Preamble
Company Assets	Section 3.9(b)
Company Awards	Section 2.4(b)
Company Benefit Plans	Section 3.18(a)
Company Board Recommendation	Section 3.3(a)
Company Contracts	Section 3.9(c)
Company Disclosure Letter	Article III
Company Employee	Section 3.18(a)
Company Financial Advisor	Section 3.29
Company Material Adverse Effect	Section 8.1(d)
Company Option	Section 2.4(a)
Company Organizational Documents	Section 3.5
Company Permits	Section 3.26(a)
Company Proxy Statement	Section 3.8(b)
Company Stock Award Plans	Section 3.10(c)
Company Stockholders Meeting	Section 3.8(b)
Company Termination Fee	Section 7.6(b)
Confidentiality Agreement	Section 5.3(b)
Continuation Period	Section 5.8(a)

Contracts	Section 8.1(f)
Credit Agreement	Section 8.1(g)
Damages Amount	Section 8.13(b)
Damages Opinion	Section 8.13(b)
Damages Ruling	Section 8.13(b)
Debt Financing	Section 4.7
Debt Offers	Section 2.10(a)
Department	Section 1.3
DRULPA	Recitals
End Date	Section 7.2(a)
Environmental Costs	Section 3.22(b)(ii)
Environmental Laws	Section 3.22(a)(ii)
Environmental Matters	Section 3.22(a)(i)
Equity Funding Letter	Section 4.7
ERISA	Section 3.18(a)
Exchange Act	Section 3.8(b)
Exchange Fund	Section 2.3(a)
Excluded OP Unit(s)	Section 2.2(a)
Excluded Share(s)	Section 2.1(a)
Expenses	Section 5.14
Financing	Section 4.7
GAAP	Section 3.13(b)
Governmental Entity	Section 3.8
GP Interests	Section 2.2(a)
Guarantee	Recitals
Guarantor	Recitals
Hazardous Substances	Section 8.1(h)
Indebtedness	Section 3.17(a)(iv)
Indemnified Parties	Section 5.9(a)
Initial Redemption Notes	Section 2.11(a)
Intellectual Property	Section 3.23
IRS	Section 3.18(b)
Knowledge	Section 8.1(i)
Laws	Section 8.1(j)
Lease Documents	Section 3.24(b)
Leased Properties	Section 3.24(b)
Legal Actions	Section 3.16
Lehman	Section 6.2(f)
Liabilities	Section 3.14
Licensed Intellectual Property	Section 3.23
Liens	Section 8.1(k)
Loan Documents	Section 3.33
Loans	Section 3.33
LP Certificate of Merger	Section 1.3
Management Agreement Documents	Section 3.24(d)

v

Material Contracts	Section 3.17(a)(xiv)
Maximum Premium	Section 5.9(c)
Merger Sub I	Preamble
Merger Sub II	Preamble
Mergers	Recitals
MGCL	Recitals
New Plans	Section 5.8(c)
Non-Callable Notes	Section 2.10(a)
Notes	Section 2.10(a)
NYSE	Section 8.1(l)
Offer Documents	Section 2.10(c)
Old Plans	Section 5.8(c)
Operating Partnership	Preamble
Operating Partnership Agreement	Section 1.4(b)
OP Units	Section 2.2(a)
Orders	Section 8.1(m)
Owned Hotels	Section 3.24(a)
Owned Intellectual Property	Section 3.23
Owned Real Properties	Section 3.24(a)
Qualifying Income	Section 8.13(b)
Parent	Preamble
Parent Assets	Section 4.5(b)
Parent Contracts	Section 4.5(c)
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	Section 8.1(n)
Partnership Merger	Recitals
Partnership Merger Effective Time	Section 1.3
Paying Agent	Section 2.3(a)
Payor	Section 8.13(b)
Per OP Merger Consideration	Section 2.2(a)
Per Share REIT Merger Consideration	Section 2.1(a)
Permits	Section 3.26(a)
Permitted Liens	Section 3.24(a)
Person	Section 8.1(o)
Post-Signing Returns	Section 5.16(b)
Preferred Stock	Section 3.10(a)
Profits-Only OP Units	Section 3.10(a)
Properties	Section 3.24(a)
Purchaser Parties	Preamble
Recipient	Section 8.13(b)
Redemption Notes	Section 2.11(a)
REIT	Section 3.21(j)
REIT Merger	Recitals
REIT Merger Effective Time	Section 1.3
REIT Requirements	Section 8.13(b)

Representatives	Section 8.1(p)
Requisite Company Vote	Section 8.1(q)
SEC	Section 3.8(b)
SEC Reports	Section 3.12
Securities Act	Section 3.12
Settlement Agreement	Section 3.17(a)(xii)
Share(s)	Section 2.1(a)
Stock Purchase Plan	Section 2.4(c)
Subsidiary	Section 8.1(r)
Superior Proposal	Section 8.1(s)
Surviving Corporation	Section 1.1(a)
Surviving Partnership	Section 1.1(b)
Takeover Proposal	Section 8.1(t)
Taxes	Section 8.1(u)
Tax Returns	Section 8.1(v)
10.50% Indenture	Section 2.11(a)
Termination Expenses	Section 7.6(b)
Third Party Flag Agreements	Section 3.24(c)
Treasury Regulations	Section 8.1(w)
WARN	Section 3.20(b)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of February 20, 2006 (this “Agreement”), by and among Alcor Holdings LLC, a Delaware limited liability company (“Parent”), Alcor Acquisition Inc., a Maryland corporation and a controlled subsidiary of Parent (“Merger Sub I”), Alcor Acquisition L.P., a Delaware limited partnership, whose general partner is a wholly-owned subsidiary of Merger Sub I (“Merger Sub II” and collectively with Parent and Merger Sub I, the “Purchaser Parties”), MeriStar Hospitality Corporation, a Maryland corporation (the “Company”), and MeriStar Hospitality Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”).

RECITALS

WHEREAS, it is proposed that Merger Sub I shall merge with and into the Company (the “REIT Merger”) with the Company surviving in accordance with the General Corporation Law of the State of Maryland (the “MGCL”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is proposed that Merger Sub II shall merge with and into the Operating Partnership (the “Partnership Merger” and, together with the REIT Merger, the “Mergers”), with the Operating Partnership surviving in accordance with the Delaware Revised Uniform Limited Partnership Act, as amended (“DRULPA”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company has approved the REIT Merger upon the terms and subject to the conditions set forth in this Agreement and recommended acceptance and approval by the stockholders of the Company of the REIT Merger and the other transactions contemplated hereby;

WHEREAS, separately, the board of directors of the Company, on behalf of the Company, as the general partner of the Operating Partnership, has approved the Partnership Merger, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the managing member of Parent, the Board of Directors of Merger Sub I, and the general partner of Merger Sub II, have each approved the REIT Merger or the Partnership Merger, as applicable, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Blackstone Real Estate Partners V L.P. (“Guarantor”) is entering into a guarantee with the Company pursuant to which, among other things, Guarantor has agreed to (i) guarantee certain obligations of the Purchaser Parties under this Agreement and (ii) take certain other actions in furtherance of the transactions contemplated by this Agreement (the “Guarantee”); and

WHEREAS, the Company, the Operating Partnership and the Purchaser Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Mergers. (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the MGCL, at the REIT Merger Effective Time, Merger Sub I shall be merged with and into the Company and the separate existence of Merger Sub I shall thereupon cease and the Company shall continue as the surviving corporation in the REIT Merger (sometimes hereinafter referred to as the “Surviving Corporation”). The REIT Merger shall have the effects specified in the MGCL. The Surviving Corporation may, at any time after the REIT Merger Effective Time, take any action (including executing and delivering any document) in the name and on behalf of the Company or Merger Sub I in order to carry out and effectuate the transactions contemplated by this Agreement.

(b) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DRULPA, at the Partnership Merger Effective Time, Merger Sub II shall be merged with and into the Operating Partnership and the separate existence of Merger Sub II shall thereupon cease and the Operating Partnership shall continue as the surviving partnership in the Partnership Merger (sometimes hereinafter referred to as the “Surviving Partnership”) and as an indirect wholly-owned subsidiary of Parent. The Partnership Merger shall have the effects set forth in the DRULPA. The Surviving Partnership may, at any time after the Partnership Merger Effective Time take any action (including executing and delivering any document) in the name and on behalf of the Operating Partnership or Merger Sub II in order to carry out and effectuate the transactions contemplated by this Agreement.

Section 1.2 Closing. Unless this Agreement shall have been terminated in accordance with Article VII, the closing of the Mergers (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York at 10:00 A.M. on the third Business Day following the day on which the last of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing) is satisfied or waived in accordance with this Agreement or (b) at such other place and time or on such other date as Parent and the Company may agree in writing (the “Closing Date”).

Section 1.3 Effective Times of the Mergers. On the Closing Date, the Company and Parent will cause articles of merger (the “Articles of Merger”) to be executed, acknowledged and filed with, and accepted for record by, the Maryland State

Department of Assessments and Taxation (the “Department”). The REIT Merger shall become effective at the time when the Department accepts the Articles of Merger for record or at such later time (not later than 30 days after acceptance for record) as may be agreed by the parties in writing and specified in the Articles of Merger (the “REIT Merger Effective Time”). On the Closing Date, the Operating Partnership will cause a certificate of merger (the “LP Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware and shall make all other filings or recordings required under the DRULPA to effect the Partnership Merger. The Partnership Merger shall become effective when the LP Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the LP Certificate of Merger (the “Partnership Merger Effective Time”), it being understood and agreed that the parties shall cause the Partnership Merger Effective Time to occur immediately prior to the REIT Merger Effective Time.

Section 1.4 Organizational Documents.

(a) Surviving Corporation. At the REIT Merger Effective Time, (i) the charter of the Company as in effect immediately prior to the REIT Merger Effective Time shall be the charter of the Surviving Corporation until thereafter amended as provided therein or by applicable Law and (ii) the bylaws of the Company as in effect immediately prior to the REIT Merger Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b) The Surviving Partnership. At the Partnership Merger Effective Time, (i) the Third Amended and Restated Certificate of Limited Partnership of the Operating Partnership attached as Exhibit A hereto shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided by applicable Law and (ii) the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated as of August 3, 1998, as in effect immediately prior to the Partnership Merger Effective Time (the “Operating Partnership Agreement”) shall be the agreement of limited partnership of the Surviving Partnership until thereafter amended as provided therein or by applicable Law.

Section 1.5 Directors; Officers

(a) The Surviving Corporation. (i) The parties hereto shall take all actions necessary so that the directors of Merger Sub I immediately prior to the REIT Merger Effective Time shall be, from and after the REIT Merger Effective Time, the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the charter and bylaws of the Surviving Corporation.

(ii) The parties hereto shall take all actions necessary so that the officers of Merger Sub I immediately prior to the REIT Merger Effective Time shall be, from and after the REIT Merger Effective Time, the officers of the Surviving

Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s organizational documents.

(b) The Surviving Partnership. At the Partnership Merger Effective Time, in connection with the transactions set forth in Section 2.2 hereof, and in accordance with Section 17-301(b)(3) of the DRULPA, (i) the general partner of Merger Sub II shall automatically, and without any further action of any Person, be admitted to the Surviving Partnership as the sole general partner of the Surviving Partnership, (ii) the Surviving Corporation shall automatically, and without any further action of any Person, be admitted to the Surviving Partnership as the sole limited partner of the Surviving Partnership, and (iii) the Surviving Partnership shall continue without dissolution.

ARTICLE II

EFFECT OF THE MERGERS ON CAPITAL STOCK;

EXCHANGE OF CERTIFICATES

Section 2.1 Effect of the REIT Merger on Capital Stock. At the REIT Merger Effective Time, as a result of the REIT Merger and without any action on the part of the Purchaser Parties, the Company or any holder of any capital stock of the Company:

(a) REIT Merger Consideration. Each share of common stock, par value $0.01 per share, of the Company (a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the REIT Merger Effective Time (other than (i) the Shares owned by Parent or any direct or indirect Subsidiary of Parent and (ii) the Shares owned by any direct or indirect Subsidiary of the Company (each, an “Excluded Share” and collectively, “Excluded Shares”)) shall be converted into by virtue of the REIT Merger the right to receive $10.45 per Share in cash (the “Per Share REIT Merger Consideration”). At the REIT Merger Effective Time, each Share that has been converted into the right to receive the Per Share REIT Merger Consideration shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive the product of (x) the number of Shares represented by such Certificate multiplied by (y) the Per Share REIT Merger Consideration, without interest.

(b) Cancellation of Excluded Shares. Each Excluded Share described in Sections 2.1(a)(i) shall, by virtue of the REIT Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist and any Excluded Share described in Section 2.1(a)(ii) shall remain outstanding.

(c) Merger Sub I. At the REIT Merger Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub I issued and outstanding immediately prior to the REIT Merger Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.2 Effect of the Partnership Merger on Capital Stock. At the Partnership Merger Effective Time, as a result of the Partnership Merger and without any action on the part of the Purchaser Parties, the Company, the Operating Partnership or any holder of any partnership interest in the Operating Partnership:

(a) OP Merger Consideration. Each class B unit of limited partner interest in the Operating Partnership (the “Class B OP Units”), each class C unit of limited partner interest in the Operating Partnership (the “Class C OP Units”), the general partnership interest in the Operating Partnership (the “GP Interests”) and each other outstanding unit of limited partner interest in the Operating Partnership (the “Common OP Units” and collectively with the the Class B OP Units, the Class C OP Units and the GP Interests, the “OP Units”), issued and outstanding immediately prior to the Partnership Merger Effective Time (other than (i) OP Units owned by Parent or any direct or indirect Subsidiary of Parent and (ii) OP Units owned by the Company or any direct or indirect Subsidiary of the Company (each, an “Excluded OP Unit” and collectively, the “Excluded OP Units”)) shall be converted into the right to receive the Per Share REIT Merger Consideration per OP Unit (the “Per OP Merger Consideration”). At the Partnership Merger Effective Time, each OP Unit that has been converted into the right to receive the Per OP Merger Consideration shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Per OP Merger Consideration, without interest.

(b) Cancellation of Excluded OP Units. Each Excluded OP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall, by virtue of the Partnership Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(c) The Operating Partnership. The GP Interests issued and outstanding immediately prior to the Partnership Merger Effective Time shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(d) Merger Sub II. (i) The general partner interest in Merger Sub II shall be automatically converted into the General Partner Interest (as defined in the Operating Partnership Agreement) in the Surviving Partnership and shall constitute the only outstanding general partner interest in the Surviving Partnership and (ii) the limited partner interest in Merger Sub II shall automatically be converted into the Limited Partner Interest (as defined in the Operating Partnership Agreement) in the Surviving Partnership and shall constitute the only outstanding limited partner interest in the Surviving Partnership.

Section 2.3 Exchange of Certificates.

(a) Paying Agent. Prior to the Partnership Merger Effective Time, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable discretion, to act as paying agent (the “Paying Agent”) in the Mergers and (ii) enter into a paying agent agreement with the Paying Agent, the terms and conditions of which are satisfactory to the Company in its reasonable discretion. Promptly after the Partnership Merger Effective Time, on the Closing Date, Parent shall provide funds to the Paying Agent in amounts sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments of the Per Share REIT Merger Consideration and the Per OP Merger Consideration pursuant to Sections 2.1(a) and 2.2(a), respectively (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. (i) Promptly after the REIT Merger Effective Time (and in any event within five Business Days), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) (A) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.3(e)) to the Paying Agent, and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.3(e)) in exchange for the Per Share REIT Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 2.3(e)) to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required tax withholdings as provided in Section 2.3(f)) equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.3(e)) multiplied by (y) the Per Share REIT Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. If any Per Share REIT Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, then the Per Share REIT Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate is accompanied by all documents required to evidence and effect that transfer and (B) the Person requesting such payment (1) pays any applicable transfer Taxes or (2) establishes to the satisfaction of Parent and the Paying Agent that any such Taxes have already been paid or are not applicable. The payment of the Per Share REIT Merger Consideration upon surrender of any Certificate shall be deemed to have been paid in full satisfaction of all rights pertaining to that Certificate and the Shares formerly represented by it.

(ii) Promptly after the Partnership Merger Effective Time (and in any event within five Business Days), the Surviving Partnership shall cause the Paying Agent to mail to each holder of record of OP Units (other than holders of Excluded OP

Units) (A) a letter of transmittal pursuant to which such holder of record shall certify to Parent, the Surviving Partnership and the Paying Agent the number of OP Units held by such holder and shall be in such form and have such other provisions as Parent, the Surviving Partnership and the Paying Agent may reasonably require and (B) instructions for use in effecting the delivery of such letter of transmittal in order to receive the Per OP Merger Consideration. Upon delivery to the Paying Agent of such letter of transmittal, duly executed, and any other documents reasonably requested by the Paying Agent, Parent or the Surviving Partnership, the holder of OP Units identified in such letter of transmittal shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required tax withholdings as provided in Section 2.3(f)) equal to (x) the number of OP Units certified by such letter of transmittal multiplied by (y) the Per OP Merger Consideration. No interest will be paid or accrued on any amount payable upon due surrender of such letter of transmittal. If any Per OP Merger Consideration is to be paid to a Person other than the Person in whose name the OP Units are registered in the transfer records of the Operating Partnership, then the Per OP Merger Consideration may be paid to such a transferee so long as (A) an appropriate letter of transmittal, accompanied by all documents required to evidence and effect that transfer, is delivered and (B) the Person requesting such payment (1) pays any applicable transfer Taxes or (2) establishes to the satisfaction of Parent and the Paying Agent that any such Taxes have already been paid or are not applicable. The payment of the Per OP Merger Consideration upon delivery of an appropriate letter of transmittal shall be deemed to have been paid in full satisfaction of all rights pertaining to such OP Units.

(c) Transfers. (i) From and after the REIT Merger Effective Time, there shall be no transfers on the stock transfer books of the Company of Shares that were outstanding immediately prior to the REIT Merger Effective Time. If, after the REIT Merger Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article II.

(ii) From and after the Partnership Merger Effective Time, there shall be no transfers on the transfer books of the Operating Partnership of OP Units that were outstanding immediately prior to the Partnership Merger Effective Time. If, after the Partnership Merger Effective Time, any holder of OP Units makes a request to the Surviving Partnership, Parent or the Paying Agent to transfer such OP Units, they shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the stockholders of the Company and the holders of the OP Units for 180 days after the REIT Merger Effective Time shall be delivered to Parent. Any holder of Shares (other than Excluded Shares) or OP Units (other than Excluded OP Units) who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Per Share REIT Merger Consideration or the Per OP Merger Consideration, as the case may be (in each case after giving effect to any required tax withholdings as provided in Section 2.3(f)) upon due surrender of its Certificates (or affidavits of loss in lieu thereof) in the case of Shares or a properly completed letter of transmittal in the case of OP Units, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, the Surviving Partnership, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares or OP Units for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in the form and amount reasonably required by Parent as indemnity against any claim that may be made against Parent on account of the alleged loss, theft or destruction of such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required tax withholdings) equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share REIT Merger Consideration.

(f) Withholding Rights. Each of Parent, the Surviving Corporation, the Surviving Partnership and the Paying Agent, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options, Company Awards or OP Units such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax law including, without limitation, any withholding required under Section 1445 of the Code; provided that, for the avoidance of doubt, no withholding will be required pursuant to Section 1445 of the Code on payments of the Per Share REIT Merger Consideration if the common stock of the Company is “regularly traded” (within the meaning of Temporary Treasury Regulation Section 1.897-9T(d)(1) or (2)) during the calendar quarter ending prior to the quarter in which the REIT Merger Effective Time occurs. To the extent that amounts are so withheld by the Surviving Corporation, Parent, the Surviving Partnership or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted by Parent or the Surviving Corporation, the Surviving Partnership or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or OP Units in respect of which such deduction and withholding was made by the Surviving Corporation, Parent, the Surviving Partnership or the Paying Agent, as the case may be.

(g) Investment of the Exchange Fund. The Paying Agent shall invest the Exchange Fund as directed by Parent. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amount in excess of the amounts payable under Sections 2.1(a) or 2.2(a) shall be paid promptly to Parent.

Section 2.4 Treatment of Stock and Unit Plans; Employee Stock Purchase Plan.

(a) Treatment of Options. At the REIT Merger Effective Time each outstanding option to purchase Shares (a “Company Option”) under the Company Stock Award Plans, whether or not then exercisable or vested, shall be cancelled and shall entitle the holder thereof to receive an amount in cash equal to the product of (x) the total number of Shares subject to the Company Option multiplied by (y) the excess, if any, of the Per Share REIT Merger Consideration over the exercise price per Share under such Company Option, less applicable Taxes required to be withheld in accordance with Section 2.3(f) with respect to such payment.

(b) Company Awards. At the REIT Merger Effective Time, each right of any kind, contingent or accrued, to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Company Stock Award Plans, other than Company Options (the “Company Awards”), whether vested or unvested, shall be cancelled and shall only entitle the holder thereof to receive an amount in cash equal to (x) the number of Shares subject to such Company Award immediately prior to the REIT Merger Effective Time multiplied by (y) the Per Share REIT Merger Consideration (or, if the Company Award provides for payments to the extent the value of the Shares exceed a specified reference price, the amount, if any, by which the Per Share REIT Merger Consideration exceeds such reference price), less applicable Taxes required to be withheld in accordance with Section 2.3(f) with respect to such payment.

(c) Employee Stock Purchase Plan. The Company shall adopt such resolutions or take such other actions with respect to the Amended and Restated Meristar Hospitality Corporation Employee Stock Purchase Plan (the “Stock Purchase Plan”), as may be required or appropriate to provide that (i) no “Offer Period” (as defined in the Stock Purchase Plan) shall commence following the date hereof and (ii) the Stock Purchase Plan (and, subject to subparagraph (i), any Offer Period thereunder) shall terminate, effective as of the earlier to occur of the REIT Merger Effective Time or the last day of the “Offer Period” in effect on the date hereof.

(d) Corporate Actions. (i) Beginning on the date hereof, the Company shall not, and shall cause its Subsidiaries not to, establish any new employee stock purchase plan or extend the availability of any employee stock purchase plan to any groups or categories of employees not previously included in any such plan, or, in either case, implement any decisions to do the same, whether or not such decisions have been communicated to employees. The Company shall, and shall cause its Subsidiaries to, take such action as is necessary to end the then current offering period under all employee stock purchase plans as soon as practicable after the date of this Agreement and to terminate such plan as of the REIT Merger Effective Time.

(ii) At or prior to the REIT Merger Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions (including, but not limited to, obtaining consents from holders of Company Awards and Company Options and waiving the Company’s achievement of any required objectives) which are necessary to effectuate the provisions of Sections 2.4(a), 2.4(b) and 2.4(c). The Company shall take all actions necessary to ensure that from and after the REIT Merger Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options or Company Awards.

Section 2.5 Termination of DRIP. Effective as of the date of this Agreement, the Company has terminated the Company’s Dividend Reinvestment Plan.

Section 2.6 Adjustments to Prevent Dilution. Without limiting the obligations of the Company and the Operating Partnership under Section 5.1, in the event that the Company or the Operating Partnership changes the number of Shares or OP Units, respectively, or other securities convertible or exchangeable into or exercisable for Shares or OP Units, issued and outstanding prior to the REIT Merger Effective Time or Partnership Merger Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share REIT Merger Consideration (and Per OP Merger Consideration) shall be equitably adjusted.

Section 2.7 Tax Characterizations. (a) Parent and the Company intend that, for U.S. federal and state income tax purposes, the REIT Merger shall be treated as a taxable acquisition of the Shares by Parent. However, in the event that Merger Sub I or Alternative Merger Sub I is the Surviving Corporation of the REIT Merger, Parent and the Company intend that, (i) for U.S. federal and applicable state income tax purposes, the REIT Merger shall be treated as a taxable sale by the Company of all of the Company’s assets to Merger Sub I or Alternative Merger Sub I in exchange for the Per Share REIT Merger Consideration and the assumption of the Company’s liabilities, followed by a liquidating distribution of such Per Share REIT Merger Consideration to the holders of Shares pursuant to Section 331 and Section 562 of the Code and (ii) this Agreement shall constitute a “plan of liquidation” of the Company for U.S. federal income tax purposes.

(b) Parent and the Operating Partnership intend that, for U.S. federal and applicable state income tax purposes, the Partnership Merger shall be treated as a taxable purchase of OP Units directly by Merger Sub I or the Surviving Corporation and that the separate existence of Merger Sub II shall be disregarded.

Section 2.8 Other Transactions. Parent shall have the option, in its sole discretion and without requiring the further consent of the Company, the Operating Partnership or the board of directors or stockholders of the Company or any partners of the Operating Partnership, upon reasonable notice to the Company, to request that the Company, immediately prior to the Closing, (a) convert one or more Subsidiaries that are organized as corporations into limited liability companies and one or more Subsidiaries that are organized as limited partnerships into limited liability companies, on the basis of organizational documents as reasonably requested by Parent, (b) sell all of the stock, partnership interests or limited liability interests owned, directly or indirectly, by the Company in one or more Subsidiaries at a price designated by Parent, and (c) sell any of the assets of the Company or one or more Subsidiaries at a price designated by Parent; provided, however, that (i) the Company shall not be required to take any action in contravention of any organizational document or other Material Contract relating to any applicable Subsidiary, (ii) any such actions or transactions shall be contingent upon the receipt by the Company of a written notice from Parent confirming that all of the conditions set forth in Section 6.1 and 6.2 have been satisfied or waived and that the Purchaser Parties are prepared to proceed immediately with the Closing (it being understood that in any event the transactions described in clauses (a), (b) and (c) will be deemed to have occurred prior to the Closing), and (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of Parent or Merger Sub under this Agreement, including payment of the Per Share REIT Merger Consideration or the Per OP Merger Consideration. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company in connection with any actions taken by the Company in accordance with this Section 2.8. The Purchaser Parties shall, on a joint and several basis, indemnify and hold harmless the Company and its Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with such actions. Without limiting the foregoing, none of the representations, warranties or covenants of the Company shall be deemed to apply to, or deemed breached or violated by, any of the transactions contemplated by this Section 2.8.

Section 2.9 Alternative Structure of Merger. While it is currently contemplated that the REIT Merger shall be effected through the merger of Merger Sub I with and into the Company, Parent shall have the option, in its sole discretion and without requiring the further consent of the Company or the board of directors of the Company or the Company’s stockholders but subject to complying with Section 8.12, upon reasonable notice to the Company, to cause the REIT Merger to be effected through an alternative transaction structure pursuant to which the Company would merge with and into a controlled subsidiary of Parent or Merger Sub I (“Alternative Merger Sub I”), such Alternative Merger Sub I being a Delaware limited liability company, and such Alternative Merger Sub I being the Surviving Corporation (the “Alternative Merger”), in which case, at the REIT Merger Effective Time, (i) the effect of the Alternative Merger on the capital stock of the Company shall be the same as set forth in Section 2.1, except that Section 2.1(c) shall not apply, (ii) each limited liability company interest of Alternative Merger Sub I issued and outstanding immediately prior to the REIT Merger Effective Time shall remain unchanged and shall continue as one validly issued, fully paid limited liability company interest of the Surviving Corporation, (iii) Sections 1.4(a) and 1.5(a) shall not apply, and instead the limited liability company agreement and the certificate of formation of Alternative Merger Sub I, each as in effect immediately prior to the REIT Merger Effective Time, shall be the limited liability company agreement and certificate of formation of the Surviving Corporation until thereafter amended as provided therein or by Law, and (iv) the managing member(s) of Alternative Merger Sub

I immediately prior to the REIT Merger Effective Time shall continue as the managing member(s) of the Surviving Corporation, and the officers of Alternative Merger Sub I immediately prior to the REIT Merger Effective Time shall continue as the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal. Parent shall make such election by delivering to the Company a notice electing to effect the Alternative Merger but not later than three days prior to the mailing of the Company Proxy Statement. If Parent makes such election, (a) the parties shall take all actions and make all filings required to consummate the Alternative Merger, including the filing of a certificate of merger with the Secretary of State of the State of Delaware, (b) the second sentence of Section 1.3 shall not apply, and the REIT Merger shall instead become effective at the times specified by the Delaware Limited Liability Company Act and the MGCL (the “Alternative Merger Effective Time”) and (c) all references in this Agreement to the term (i) “Merger Sub I” shall be deemed to be references to Alternative Merger Sub I, (ii) “REIT Merger” shall be deemed to refer to the Alternative Merger, (iii) “REIT Merger Effective Time” shall be deemed to refer to the Alternative Merger Effective Time and (iv) “Surviving Corporation” shall be deemed to refer to Alternative Merger Sub I in its capacity as the surviving entity in the Alternative Merger.

Section 2.10 Debt Offers.

(a) The Company and the Operating Partnership shall use their respective reasonable best efforts to commence, on the date 14 days prior to the estimated date of mailing the Company Proxy Statement or on any other date designated by Parent on at least five days notice to the Company, offers to purchase, and related consent solicitations with respect to, all of the outstanding aggregate principal amount of the Company’s 9% Senior Notes due 2008 and the Company’s 9 1/8% Senior Notes due 2011 (collectively, the “Non-Callable Notes”) and, in Parent’s sole discretion, if the Asset Sale has not been consummated prior to the commencement of the Debt Offers (as defined below), the Company’s 10.50% Senior Notes due 2009 (other than the Redemption Notes (as defined in Section 2.11(a)) (together with the Non-Callable Notes, the “Notes”) on the terms and conditions set forth in Section 2.10(a) of the Company Disclosure Letter (or as may otherwise be agreed between the Company and Parent) and such other customary terms and conditions as are reasonably acceptable to Parent and the Company (including the related consent solicitations, collectively, the “Debt Offers”); provided that (i) this Agreement shall have not been terminated in accordance with Article VII, (ii) the Company shall have received from Parent the completed Offer Documents (as defined below), which shall be in form and substance reasonably satisfactory to the Company, and (iii) at the time of such commencement, the Purchaser Parties shall have otherwise performed or complied with all of their agreements and covenants required by this Agreement to be performed on or prior to the time that the Debt Offers are to be commenced. The Company and the Operating Partnership shall waive any of the conditions to the Debt Offers (other than that the Mergers shall have been consummated and that there shall be no Order prohibiting consummation of the Debt Offers) as may be reasonably requested by Parent and shall not, without the written consent of Parent, waive any condition to the

Debt Offers or make any changes to the Debt Offers other than as agreed between Parent and the Company. Notwithstanding the immediately preceding sentence, neither the Company nor the Operating Partnership need make any change to the terms and conditions of the Debt Offers requested by Parent that decreases the price per Note payable in the Debt Offers as set forth in Section 2.10(a) of the Company Disclosure Letter or imposes conditions to the Debt Offers in addition to those set forth in Section 2.10(a) of the Company Disclosure Letter that are materially adverse to the holders of the Notes, unless such change is approved by the Company in writing.

(b) The Company and the Operating Partnership agree that, immediately following the consent expiration date, assuming the requisite consents are received, each of the Company, the Operating Partnership, the co-issuers of the Notes and their Subsidiaries as is necessary shall execute supplemental indentures to the indentures governing the Notes, which supplemental indentures shall implement the amendments set forth in the Offer Documents and shall become operative concurrently with the Partnership Merger Effective Time, subject to the terms and conditions of this Agreement (including the conditions to the Debt Offers). Concurrent with the Partnership Merger Effective Time, Parent shall cause the Surviving Partnership to accept for payment and thereafter promptly pay for the Notes that have been properly tendered and not properly withdrawn pursuant to the Debt Offers and in accordance with the Debt Offers.

(c) Promptly after the date of this Agreement, Parent shall prepare all necessary and appropriate documentation in connection with the Debt Offers, including the offers to purchase, related letters of transmittal and other related documents (collectively, the “Offer Documents”). Parent, the Company and the Operating Partnership shall, and shall cause their respective Subsidiaries to, cooperate with each other in the preparation of the Offer Documents. The Offer Documents (including all amendments or supplements) and all mailings to the holders of the Notes in connection with the Debt Offers shall be subject to the prior review of, and comment by, the Company and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of the Debt Offers any information in the Offer Documents should be discovered by the Company and its Subsidiaries, on the one hand, or Parent, on the other, which should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be disseminated by or on behalf of the Company and the Operating Partnership to the holders of the applicable Notes. Notwithstanding anything to the contrary in this Section 2.10, the Company and the Operating Partnership shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable Law to the extent such laws are applicable in connection with the Debt Offers. To the extent that the provisions of any applicable Law conflict with this Section 2.10 the Company and the Operating Partnership shall comply with the applicable Law and shall not be deemed to have breached their obligations hereunder by such compliance.

(d) In connection with the Debt Offers, Parent may select one or more dealer managers (of which one such dealer manager shall be the Company Financial Advisor), information agents, depositaries and other agents to provide assistance in connection therewith and the Company and the Operating Partnership shall, and shall cause their Subsidiaries to, enter into customary agreements (including indemnities) with such parties so selected. Parent shall pay the reasonable fees and expenses of any dealer manager, information agent, depositary or other agent retained in connection with the Debt Offers, and Parent further agrees to reimburse the Company and the Operating Partnership and their Subsidiaries for all of their reasonable out-of-pocket costs in connection with the Debt Offers promptly following incurrence and delivery of reasonable documentation of such costs. The Purchaser Parties shall, on a joint and several basis, indemnify and hold harmless the Company and its Subsidiaries, their respective officers and directors for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Offers and the Offer Documents; provided, however, that none of the Purchaser Parties shall have any obligation to indemnify and hold harmless any such party or person to the extent that such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred arises from disclosure regarding the Company and its Subsidiaries that is determined to have contained a material misstatement or omission.

Section 2.11 Redemption and Defeasance.

(a) (i) The Operating Partnership and MeriStar Hospitality Finance Corp. II shall redeem $100,000,000 in aggregate principal amount of the outstanding 10.50% Senior Notes due 2009 (collectively, the “Initial Redemption Notes”) on March 8, 2006 in accordance with the redemption notice dated February 2, 2006 and the terms of such securities and related indentures and (ii) if the Asset Sale occurs, promptly following the closing thereof, the Operating Partnership and MeriStar Hospitality Finance Corp. II shall issue an irrevocable notice of optional redemption for the remaining 10.50% Senior Notes due 2009 then outstanding (any of such notes so called for redemption collectively with the Initial Redemption Notes, the “Redemption Notes”) in accordance with the terms of such securities and Section 3.7(b) of the related indenture (the “10.50% Indenture”).

(b) In the event that majority consents are not obtained in relation to consent solicitations comprising part of the Debt Offers within 60 days after the commencement of the Debt Offers, the Company and the Operating Partnership may, in their discretion, to the extent permitted by such Notes and related indentures, defease the covenants contained in such securities and the related indentures prior to the Partnership Merger Effective Time. Any such defeasance initiated by the Company and the Operating Partnership pursuant to this paragraph shall be subject to the prior approval of Parent, which approval shall not be unreasonably withheld. All terms of any new financing required for the Company and the Operating Partnership to fund any defeasance pursuant to this paragraph, including, without limitation, interest rates and fees, shall be subject to the prior approval of Parent and any such new financing shall contain provisions permitting such financing to be repaid at any time without penalty.

(c) To the extent that, as of the Closing Date, either (i) all of the 10.50% Senior Notes due 2009 have not been called for redemption pursuant to Section 2.11(a) or (ii) the requisite consents specified in Section 2.10(a) of the Company Disclosure Letter have not been delivered in accordance with the Debt Offers by the holders thereof and not withdrawn, the Company and the Operating Partnership shall issue an irrevocable notice of optional redemption for all of the then outstanding 10.50% Senior Notes due 2009 pursuant to Section 3.7(b) of the 10.50% Indenture and shall satisfy and discharge such 10.50% Senior Notes due 2009 and the 10.50% Indenture in accordance with Section 8.1(b) thereof at the Partnership Merger Effective Time; provided that, the Purchaser Parties shall have deposited with the trustee under the 10.50% Indenture sufficient funds to effect such satisfaction and discharge.

Section 2.12 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the REIT Merger, the Partnership Merger or the other transactions contemplated by this Agreement; provided that, the provisions of Section 3-202(c)(1)(ii) of the MGCL are applicable to the REIT Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE

OPERATING PARTNERSHIP

Except as set forth in the disclosure letter (with reference to the section of this Agreement to which the information stated in such disclosure letter relates; provided that any fact or condition disclosed in any section of such disclosure letter in such a way as to make its relevance to another section of such disclosure letter that relates to a representation or representations made elsewhere in Article III of this Agreement reasonably apparent shall be deemed to be an exception to such representation or representations notwithstanding the omission of a reference or cross reference thereto) delivered by the Company and the Operating Partnership to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company and the Operating Partnership represent and warrant to the Purchaser Parties that:

Section 3.1 Organization and Power. Each of the Company and its Subsidiaries is a corporation, limited partnership, limited liability company or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company and its Subsidiaries has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 3.2 Foreign Qualifications. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited partnership, limited liability company or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where failures to be so qualified or licensed or in good standing would not have a Company Material Adverse Effect.

Section 3.3 Authorization. (a) The Company has all necessary corporate power and authority to enter into and perform its obligations under this Agreement and, subject to approval of the REIT Merger by the Requisite Company Vote, to consummate the transactions contemplated by this Agreement. The board of directors of the Company has adopted resolutions: (i) approving and declaring advisable the REIT Merger, this Agreement and the transactions contemplated by this Agreement; (ii) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummates the REIT Merger upon the terms and subject to the conditions set forth in this Agreement; (iii) directing that approval of the REIT Merger be submitted to a vote at a meeting of the stockholders of the Company; (iv) recommending to the stockholders of the Company that they approve the REIT Merger (collectively, the “Company Board Recommendation”); and (v) pursuant to which it has taken all requisite action so that the execution, delivery and consummation of the transactions contemplated by this Agreement by the parties hereto will not result in Parent being subject to the “Ownership Limit” or the “Look-Through Ownership Limit” (as such terms are defined in the Company’s charter) for purposes of Article V of the Company’s charter or otherwise subject it to the restrictions contained therein, subject to the receipt by the board of directors of the Company of the documents described in Section 3.3 of the Disclosure Letter. The Company Board Recommendation was adopted prior to the execution of this Agreement unanimously by those directors present at the meeting at which this Agreement was adopted. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the Requisite Company Vote.

(b) The Operating Partnership has all necessary limited partnership power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The Company, as the general partner of the Operating Partnership, has adopted resolutions: (i) approving and declaring advisable the Partnership Merger, this Agreement and the transactions contemplated by this Agreement; and (ii) declaring that it is in the best interests of the partners of the Operating Partnership that the Operating Partnership enters into this Agreement and consummates the Partnership Merger upon the terms and subject to the conditions set forth in this Agreement. The execution, delivery and performance of this Agreement by the Operating Partnership and the consummation by the Operating Partnership of the transactions contemplated hereby have been duly and validly authorized by all necessary limited partnership action on the part of the Operating Partnership.

Section 3.4 Enforceability. This Agreement has been duly executed and delivered by the Company and the Operating Partnership and, assuming the due authorization, execution and delivery of this Agreement by the Purchaser Parties, constitutes a legal, valid and binding agreement of the Company and the Operating Partnership, enforceable against the Company and the Operating Partnership in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws related to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity.

Section 3.5 Organizational Documents. The Company has made available to Parent correct and complete copies of the charter and bylaws (or the equivalent organizational documents), each as amended to date, of the Company and each of its material Subsidiaries, in each case as in effect on the date of this Agreement (collectively, the “Company Organizational Documents”). Neither the Company nor any Subsidiary is, nor has the Company been, in violation of any of the Company Organizational Documents in any material respect.

Section 3.6 Minute Books. The Company has made available to Parent correct and complete copies of the minutes of all meetings of the stockholders, members, partners, the boards of directors and each committee of the boards of directors of the Company and each of its Subsidiaries held since January 1, 2003; provided that the Company shall not be obligated to make available any minutes of meetings to the extent they relate to other bidders in connection with any potential sale of the Company or any of its material assets or otherwise related to deliberations by the board of directors of the Company with respect to the consideration of strategic alternatives.

Section 3.7 Subsidiaries. A correct and complete list of all Subsidiaries of the Company and other Persons in which the Company owns, directly or indirectly, capital stock or other equity interests, together with their respective jurisdictions of organization and the percentage of the outstanding capital stock or other equity interests of each such Subsidiary or other Person that is held by the Company or any Subsidiary of the Company is set forth in Section 3.7 of the Company Disclosure Letter. Except as set forth in Section 3.7 of the Company Disclosure Letter, (a) each of the Subsidiaries of the Company is wholly-owned by the Company, directly or indirectly, free and clear of any Liens and (b) the Company does not own, directly or indirectly, any capital stock or other equity interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interest of, any Person other than the Subsidiaries of the Company.

Section 3.8 Governmental Authorizations. Except as set forth in Section 3.8 of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company and the Operating Partnership and the consummation by the Company and the Operating Partnership of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to, any international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body or self-regulated entity, whether domestic or foreign (each, a “Governmental Entity”), other than:

(a) the filing (i) by the Company of the Articles of Merger with the Department and (ii) by the Operating Partnership of the LP Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the Securities and Exchange Commission (the “SEC”) of (i) a proxy statement by the Company (the “Company Proxy Statement”), relating to the special meeting of the stockholders of the Company to be held to consider the approval of the REIT Merger (the “Company Stockholders Meeting”) and (ii) any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Exchange Act of 1934 (the “Exchange Act”) or the Securities Act;

(c) compliance with the NYSE rules and regulations;

(d) any applicable state or federal Laws governing the sale of liquor; and

(e) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.

Notwithstanding anything to the contrary in this Agreement, the failure to obtain approvals, consents or authorizations in respect of or related to the matters referred to in Section 3.8(d) shall not be a condition to the Closing or be deemed, individually or in the aggregate, to have, result in, or cause a Company Material Adverse Effect.

Section 3.9 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the Operating Partnership and the consummation by the Company and the Operating Partnership of the transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents;

(b) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries, including Intellectual Property (“Company Assets”), are bound (in each case, assuming that all consents, approvals, authorizations, filings and notifications described in Section 3.8 have been obtained or made), other than as would not have a Company Material Adverse Effect;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) or result in a material loss of a material benefit under, any Contracts to which the Company or any of its Subsidiaries is a party or by which any Company Assets are bound (collectively, “Company Contracts”) or any Company Permit, other than as set forth in Section 3.9(c) of the Company Disclosure Letter or as would not have a Company Material Adverse Effect;

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Company Contracts or any Company Permits, other than as set forth in Section 3.9(d) of the Company Disclosure Letter or as would not have a Company Material Adverse Effect;

(e) give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations or give rise to a right or obligation to purchase or sell assets or securities under any Company Contracts, other than as set forth in Section 3.9(e) of the Company Disclosure Letter or as would not have a Company Material Adverse Effect; or

(f) cause the creation or imposition of any Liens on any Company Assets, other than as set forth in Section 3.9(f) of the Company Disclosure Letter or as would not have a Company Material Adverse Effect.

Section 3.10 Capitalization; Options.

(a) As of the date of this Agreement, the Company’s authorized capital stock consists solely of 100,000,000 shares of common stock, par value $0.0l per share (the “Common Stock”), and 100,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of February 17, 2006 (the “Capitalization Date”), 87,568,850 shares of Common Stock were issued and outstanding, an additional 246,665 shares of restricted stock issued under the Company Stock Award Plans were subject to vesting restrictions as of such date, no shares of Common stock were held in treasury or by any Subsidiary of the Company and no shares of Preferred Stock were issued and outstanding. As of the Capitalization Date, shares of Common Stock were issuable as set forth on Section 3.10(a)(i) of the Company Disclosure Letter. As of the Capitalization Date, (i) 1,301,397 Company Options to purchase 1,301,397 shares of Common Stock at a weighted average price per share of $14.37 were outstanding and 7,765,899 shares of Common Stock were available for issuance in connection with stock options and (ii) 1,147,647 Company Awards under the Company Stock Award Plans were outstanding. Since the Capitalization Date through the date of this Agreement, other than in connection with the issuance of shares of Common Stock pursuant to the Stock Purchase Plan or the exercise of Company Options and Company Awards, in each case outstanding as of the Capitalization Date, there has been no change in the number of shares of outstanding capital stock of the Company or the number of outstanding Company Options or Company Awards. The authorized equity interests of the Operating Partnership consist solely of the OP Units and units of Class D limited partner interests in the Operating Partnership (the “Class D OP Units”) and units of profits-only limited partner interests in the Operating Partnership (the “Profits-Only OP Units”). As of the date of this Agreement, (i) 88,800,025 Common OP Units are issued and outstanding, (ii) 46,628

Class B OP Units are issued and outstanding, (iii) 910,714 Class C OP Units are issued and outstanding and (iv) no Class D OP Units or Profits-Only OP Units are issued or outstanding. As of the date of this Agreement, 87,568,850 Common OP Units are owned, directly or indirectly, by the Company free and clear of any Liens and the remaining Common OP Units, Class B OP Units and Class C OP Units are owned of record as set forth in Section 3.10(a)(ii) of the Company Disclosure Letter. The GP Interests are owned by the Company. Except as set forth above or as set forth in Sections 3.10(a)(i) or (a)(iii) of the Company Disclosure Letter, as of the date hereof, there are no shares of capital stock or securities convertible into or exchangeable for or rights to acquire shares of capital stock of the Company or the Operating Partnership authorized, issued, outstanding or reserved for issuance.

(b) All shares of Common Stock that are outstanding are, and all shares of Common Stock that are subject to issuance, upon issuance prior to the REIT Merger Effective Time upon the terms and subject to the conditions specified in the instruments under which they are issuable will be, duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights.

(c) The Company has made available to Parent correct and complete copies of all stock award plans set forth on Section 3.10(c) of the Company Disclosure Letter (the “Company Stock Award Plans”) and all forms of options and other stock-based awards issued under those Company Stock Award Plans.

(d) Each outstanding share of capital stock, each limited liability company interest and each partnership interest of each Subsidiary of the Company is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights, other than as set forth in Section 3.10(d) of the Company Disclosure Letter.

(e) Except as set forth in this Section 3.10 and as set forth in Section 3.10(e) of the Company Disclosure Letter, there are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Common Stock or capital stock of any Subsidiary of the Company or (ii) to provide any funds to, make any investment in (whether in the form of a loan, capital contribution or otherwise) or provide any guarantee with respect to (A) any Subsidiary of the Company or (B) any other Person.

(f) As of the date of this Agreement, the only outstanding Indebtedness for borrowed money of the Company and the Subsidiaries is set forth in Section 3.10(f) of the Company Disclosure Letter.

(g) The Company does not have a “poison pill” or similar stockholder rights plan.

Section 3.11 Voting.

(a) The Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company or any of its Subsidiaries necessary (under the Company Organizational Documents, applicable Laws or otherwise) to approve the REIT Merger and the transactions contemplated by this Agreement. The approval of this Agreement, the Partnership Merger and the transactions contemplated by this Agreement by the Company, in its capacity as the general partner of the Operating Partnership, is the only approval of the partners of the Operating Partnership required by applicable Laws or under the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated August 3, 1998, as amended, to duly effect such approval, and such approval has been obtained prior to the date hereof.

(b) Except as set forth in Section 3.11(b) of the Company Disclosure Letter, there are no stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party or of which the Company has Knowledge with respect to any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any equity securities of the Company or of any Subsidiary. There are no bonds, debentures, notes or other instruments of Indebtedness of the Company or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote on any matters on which stockholders of the Company may vote, except for the Company’s 9.50% Convertible Subordinated Notes due 2010 (which are convertible into Common Stock but do not have the right to vote).

Section 3.12 SEC Reports. The Company and the Operating Partnership have timely filed with the SEC, and have made available to Parent correct and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by the Company with the SEC since January 1, 2002 (collectively, the “SEC Reports”). The SEC Reports (a) were prepared in accordance with the requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and other applicable Laws and (b) did not, at the time they were filed, or if amended or restated, at the time of such later amendment or restatement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. No Subsidiary of the Company (other than the Operating Partnership) is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any forms, reports, schedules, statements or other documents with the SEC, any foreign Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation service. The Company has made available to Parent copies of all material correspondence between the SEC, on the one hand, and the Company and any of the Subsidiaries, on the other hand, since January 1, 2003 through the date of this Agreement.

Section 3.13 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included or incorporated by reference in the SEC Reports (including, in each case, any notes thereto):

(a) complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(b) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements); and

(c) fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments). Except as set forth in Section 3.13(c) of the Company Disclosure Letter, all of the Subsidiaries are consolidated for accounting purposes.

Section 3.14 Liabilities. There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) of the Company or any of its Subsidiaries which are required to be recorded or reflected on a balance sheet, including the footnotes thereto, under GAAP, other than:

(a) Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2005 or the footnotes thereto set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005;

(b) Liabilities incurred since September 30, 2005 in the ordinary course of business consistent with past practices that would not have a Company Material Adverse Effect; and

(c) Liabilities set forth in Section 3.14(c) of the Company Disclosure Letter.

Section 3.15 Absence of Certain Changes. Except as set forth in the SEC Reports filed at least two Business Days prior to the date of this Agreement, since September 30, 2005, the Company and each of its Subsidiaries have conducted their business in the ordinary course consistent with past practices and:

(a) there has not been any Company Material Adverse Effect; and

(b) neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement, would be prohibited by Section 5.1, other than as set forth in Section 3.15 of the Company Disclosure Letter.

Section 3.16 Litigation. Except as set forth in the SEC Reports filed at least two Business Days prior to the date of this Agreement, and except as set forth in Section 3.16 of the Company Disclosure Letter, there are no legal actions, claims, demands, arbitrations, hearings, charges, complaints, investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against (a) the Company or any of its Subsidiaries or the Company Assets or (b) any director, officer or employee of the Company or any of its Subsidiaries or other Person for whom the Company or any of its Subsidiaries may be liable, in each case other than Legal Actions that would not have a Company Material Adverse Effect. There are no Orders outstanding against the Company or any of its Subsidiaries or the Company Assets other than Orders that would not have a Company Material Adverse Effect. Other than pursuant to Company Organizational Documents or as set forth in Section 3.18(a) of the Company Disclosure Letter, no Contract between the Company or any Subsidiary and any current or former director or officer exists that provides for indemnification.

Section 3.17 Contracts.

(a) Section 3.17(a) of the Company Disclosure Letter contains a list of the following Company Contracts as of the date hereof:

(i) any lease of real or personal property, with third parties other than the Company or any Subsidiaries, providing for annual rentals of $500,000 or more;

(ii) any Contract, with the exception of the agreements set forth in Section 3.24(c) or (d) of the Company Disclosure Letter, for the purchase of materials, supplies, goods, services, equipment or other assets that is not terminable without material penalty on 90 days notice by the Company or the Subsidiaries and that provides for or is reasonably likely to require either (A) annual payments from the Company and the Subsidiaries of $500,000 or more, or (B) aggregate payments from the Company and the Subsidiaries of $5,000,000 or more;

(iii) any partnership, limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture which is not a wholly-owned Subsidiary of the Company;

(iv) any Contract (other than among consolidated Subsidiaries) under which Indebtedness for borrowed money is (including guarantees) outstanding or may be incurred or pursuant to which any property or asset of the Company or any of its Subsidiaries is mortgaged, pledged or otherwise subject to a Lien, or any Contract restricting the incurrence of Indebtedness or the incurrence of Liens or restricting the payment of dividends or the transfer of any Property (except, with respect to the transfer of

Leased Properties, restrictions contained in the Lease Documents). “Indebtedness” means, without duplication, (A) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured, (B) obligations under conditional sale or other title retention Contracts relating to purchased property, (C) capitalized lease obligations, (D) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), and (E) guarantees of any Indebtedness of the foregoing of any other person;

(v) any Contract currently required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(vi) any Contract that purports to limit in any material respect the right of the Company or the Subsidiaries (A) to engage in any line of business, or (B) to compete with any person or operate in any location;

(vii) any Contract providing for the sale or exchange of, or option to sell or exchange, any Property, or for the purchase or exchange of, or option to purchase or exchange, any real estate entered into in the past 18 months or in respect of which the applicable transaction had not been consummated;

(viii) any Contract entered into in the past 18 months or in respect of which the applicable transaction had not been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets (other than Contracts referenced in clause (vii) of this Section 3.17(a)) or capital stock or other equity interests of another person for aggregate consideration in excess of $500,000, in each case other than in the ordinary course of business and in a manner consistent with past practice;

(ix) any Contract pursuant to which the Company or any of its Subsidiaries manages any real property;

(x) other than Contracts for ordinary repair and maintenance, any Contract relating to the development or construction of, or additions or expansions to, the Properties, under which the Company or any of its Subsidiaries has, or expects to incur, an obligation in excess of $1,000,000 in the aggregate that has not been satisfied as of the date hereof;

(xi) any advertising or other promotional Contract providing for payment by the Company or any Subsidiary of $750,000 or more;

(xii) any Contract to which the Company or any of its Subsidiaries has continuing indemnification obligations (other than

Contracts entered into in the ordinary course of business) or potential liability under any purchase price adjustment that, in each case, could reasonably be expected to result in future payments of more than $1,000,000 or any Contract (a “Settlement Agreement”) relating to the settlement or proposed settlement of any Legal Action, which involves the issuance of equity securities or the payment of an amount, in any such case, having a value of more than $1,000,000;

(xiii) any license, royalty or other Contract concerning Intellectual Property which is material to the Company and its Subsidiaries; and

(xiv) any Contract (other than Contracts referenced in clauses (i) through (xiii) of this Section 3.17(a)) which by its terms calls for payments by the Company and the Subsidiaries in excess of $5,000,000 (the Contracts described in clauses (i) through (xiv) and those required to be identified in Sections 3.17(c), 3.18(a), 3.19, 3.20(a), 3.24(b), 3.24(c), 3.24(d) and 3.24(f) of the Company Disclosure Letter, in each case together with all exhibits and schedules thereto being, the “Material Contracts”);

(b) Except as would not have a Company Material Adverse Effect or as set forth in Section 3.17(b) of the Company Disclosure Letter, (i) neither the Company nor any Subsidiary is and, to the Company’s Knowledge, no other party is in breach or violation of, or default under, any Material Contract, (ii) none of the Company or any of the Subsidiaries has received any claim of default under any such Material Contract, and (iii) to the Company’s Knowledge, no event has occurred which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both). Except as would not have a Company Material Adverse Effect, each Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect. The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

(c) Except as disclosed in the Company’s Proxy Statement filed on April 21, 2005 with the SEC, there are no Contracts or material transactions between the Company or any Subsidiary, on the one hand, and any (i) officer or director of the Company or any Subsidiary, (ii) record or beneficial owner of five percent or more of the voting securities of the Company, or (iii) associate (as defined in Rule 12b-2 under the Exchange Act) or affiliate of any such officer, director or record or beneficial owner, on the other hand, except those of a type available to employees generally or as set forth in Section 3.18 of the Company Disclosure Letter.

Section 3.18 Benefit Plans.

(a) Section 3.18(a) of the Company Disclosure Letter contains a correct and complete list of (i) each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), including multiemployer plans within the meaning of Section 3(37) of ERISA and

(ii) each other stock purchase, stock option, severance, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, legally binding or not, under which (A) any past or present director, officer, employee or independent contractor of the Company (each a “Company Employee”) has any present or future right to benefits or (B) the Company has any present or future Liabilities. All such plans, agreements, programs, policies, commitments and arrangements (whether or not set forth in Section 3.18(a) of the Company Disclosure Letter) are collectively referred to as the “Company Benefit Plans.” All references to the “Company” in this Section 3.18 shall refer to the Company and any member of its “controlled group” within the meaning of Section 414 of the Code.

(b) With respect to each Company Benefit Plan, if applicable, the Company has made available to Parent correct and complete copies of: (i) all plan texts and agreements and related trust agreements (or other funding vehicles); (ii) the most recent summary plan descriptions and material employee communications; (iii) the most recent annual report (including all schedules); (iv) the most recent actuarial valuation report (if any), annual audited financial statements and opinion; (v) the Form 5500 and attached schedules; (vi) if the plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”); and (vii) all material communications with any Governmental Entity given or received within the past three years.

(c) All amounts properly accrued as liabilities or expenses of any Company Benefit Plan have been properly reflected in the most recent financial statements contained in the SEC Reports, to the extent required by GAAP. Since the date of such financial statements, there has been no amendment or change in interpretation by the Company relating to any Company Benefit Plan which would materially increase the cost of such Company Benefit Plan.

(d) The Company does not maintain or contribute to, and has not within the preceding five years maintained or contributed to, or had during such period the obligation to maintain or contribute to, nor does the Company have any unsatisfied obligation with respect to, any Company Benefit Plan that constitutes a “single employer plan” within the meaning of Section 4001(a)(15) of ERISA. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company does not maintain or contribute to, and has not within the preceding five years maintained or contributed to, or had during such period the obligation to maintain or contribute to, or have any unsatisfied obligation with respect to, any “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA) or any “multiple employer plan” (within the meaning of the Code or ERISA).

(e) Each Company Benefit Plan has been established and administered in compliance in all material respects with its terms and all applicable Laws. Each Company Benefit Plan that requires registration with a Governmental Entity has been so registered. With respect to each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code, (i) such plan has been issued a favorable determination letter by the IRS with respect to such qualification, (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and (iii) no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption. With respect to each Company Benefit Plan, (x) no Legal Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, (y) no facts or circumstances exist that could reasonably be expected to give rise to any such Legal Actions, and (z) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the Internal Revenue Service or other Governmental Entities are pending, in progress or, to the Knowledge of the Company, threatened (including any routine requests for information from the PBGC).

(f) Each Company Benefit Plan which is a “group health plan” within the meaning of Section 607(1) of ERISA is in compliance in all material respects with the provisions of the Consolidated Omnibus Budget Recommendation Act of 1985, the Health Insurance Portability and Accountability Act of 1996 and other applicable Laws.

(g) There are no: (i) Company Benefit Plans under which welfare benefits are provided to Company Employees beyond their retirement or other termination of service, other than coverage mandated by COBRA, Section 4980B of the Code, Title I of ERISA or any similar state group health plan continuation Laws (collectively, “COBRA”), the cost of which is fully paid by such Company Employees or their dependents; or (ii) unfunded Company Benefit Plan obligations with respect to any Company Employees that are not fairly reflected by reserves shown on the most recent financial statements contained in the SEC Reports. The provision of postretirement welfare benefits under any Company Benefit Plan (other than those required to be provided under COBRA or any employment agreement set forth in Section 3.18(a) of the Company Disclosure Letter) may be terminated at any time by the Company without Liability to the Company.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation due, to any Company Employee; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iv) cause the Company to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity based award; or (v) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(i) Neither the Company nor any Company Benefit Plan, nor to the Knowledge of the Company any “disqualified person” (as defined in Section 4975 of the Code) or “party in interest” (as defined in Section 3(18) of ERISA), has engaged in any non-exempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which, individually or in the aggregate, has resulted or could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(j) Except as provided in Section 3.18(j) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Contract providing a future obligation, or has communicated any intention to any Company Employee, to create any additional Company Benefit Plans or to modify any existing Company Benefit Plan.

(k) Except as disclosed in Section 3.18(k) of the Company Disclosure Letter, no capital stock or other securities of the Company or any of its Subsidiaries forms or has formed a material part of the assets of any Company Benefit Plan.

(l) Except as set forth in Section 3.18(l) of the Company Disclosure Letter, no Company Benefit Plan is maintained outside the jurisdiction of the United States or covers Company Employees outside of the United States.

Section 3.19 Executive and Director Loans. There are no outstanding loans made by the Company or any of its Subsidiaries to any executive officer (within the meaning of Rule 3b-7 under the Exchange Act) or director of the Company. Since the enactment of the Sarbanes-Oxley Act of 2002, neither the Company nor any of its Subsidiaries has made any loans to any such executive officers or directors.

Section 3.20 Labor Relations.

(a) Except as set forth in Section 3.20(a)(i) of the Company Disclosure Letter, none of the employees of the Company or its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted within the last three years or are now being conducted. Except as set forth in Section 3.20(a)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any collectively bargaining agreement or other labor contract. Neither the Company nor any of its Subsidiaries currently has, nor to the Knowledge of the Company, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute.

(b) Except as set forth in Section 3.20(b) of the Company Disclosure Letter, the Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding and/or social security taxes. Neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar state or local Law within the last six months which remains unsatisfied.

Section 3.21 Taxes. Except as set forth in Section 3.21 of the Company Disclosure Letter:

(a) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are correct and complete in all material respects, except for Tax Returns as to which the failure to so file or be true, complete and correct in all material respects would not have a Company Material Adverse Effect.

(b) The Company and its Subsidiaries have fully and timely paid, or will timely pay prior to Closing, all material Taxes due and payable, and have made adequate provision in accordance with GAAP for any Taxes that are not yet due and payable for all taxable periods, or portions thereof, ending on or before the date of this Agreement, except for Taxes as to which the failure to pay or adequately provide for would not have a Company Material Adverse Effect.

(c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending, except for such agreements or requests that would not have a Company Material Adverse Effect.

(d) No audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of the Company, threatened in writing with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries except for such audits and proceedings that would not have a Company Material Adverse Effect.

(e) All deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the SEC Reports.

(f) No material claim in writing has been made by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that the Company or such Subsidiary is or may be subject to Tax in such jurisdiction.

(g) There are no material Tax liens on any assets of the Company or any of the Subsidiaries (other than any liens for Taxes not yet due and payable for which adequate reserves have been made in accordance with GAAP or for Taxes being contested in good faith or statutory liens for unpaid property Taxes not yet due and payable).

(h) The Company and its Subsidiaries have complied in all material respects with all applicable Laws, rules and regulations relating to the withholding of Taxes and have duly and timely withheld and paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid on or prior to the due date thereof.

(i) Neither the Company nor any Subsidiary (A) is or has ever been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated federal income tax return and (B) has any liability for the Taxes of any person, under Treas. Reg. 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor, by contract or otherwise. Neither the Company nor any Subsidiary is a party to any tax sharing agreement or other tax indemnification arrangement.

(j) The Company (i) for all taxable years commencing with its taxable year ending December 31, 1996 through December 31, 2005 has been subject to taxation as a real estate investment trust (a “REIT”) within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years and (ii) has operated since December 31, 2005 to the date hereof and intends to continue to operate until the Closing Date, in such a manner as to permit it to continue to qualify as a REIT. Since the most recently audited financial statement contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, the Company and the Subsidiaries have incurred no Liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code, including without limitation any Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code, and neither the Company nor any Subsidiary has incurred any material Liability for Taxes other than in the ordinary course of business. None of the Company or any of its Subsidiaries hold any assets the disposition of which, pursuant to Treasury Regulations Section 1.337(d)-7, would be subject to a material amount of tax under the rules of Section 1374 of the Code.

(k) Each Subsidiary which is a partnership, joint venture or limited liability company (i) has been since its formation and continues to be treated for federal income tax purposes as a partnership or disregarded as a separate entity, as the case may be, and has not been treated for federal income tax purposes as a corporation or an association taxable as a corporation and (ii) has not since the later of its formation or the acquisition by the Company of a direct or indirect interest therein owned any assets (including, without limitation, securities) that would cause the Company to violate Section 856(c)(4) of the Code.

(l) No Subsidiary is a corporation for U.S. federal income tax purposes, other than a corporation that qualifies as a “qualified REIT subsidiary,” within the meaning of Section 856(i)(2) of the Code, or as a “taxable REIT subsidiary,” within the meaning of Section 856(l) of the Code.

(m) Neither the Company nor any of its Subsidiaries is a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) or Treasury Regulations Section 1.6011-4(b) or is a material advisor as defined in Section 6111(b) of the Code.

(n) Neither the Company nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law).

Section 3.22 Environmental Matters. Except as set forth in Section 3.22 of the Company Disclosure Letter or as would not have a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries are and have been continuously in compliance with:

(i) all applicable Laws relating to (A) pollution, contamination, protection of the environment or public or employee health and safety, (B) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (C) the manufacture, processing, distribution, use, treatment, storage, disposal, arranging for disposal, transport or handling of Hazardous Substances (collectively, “Environmental Matters”); and

(ii) all applicable Orders and Permits relating to Environmental Matters (collectively, “Environmental Laws”).

(b) To the Knowledge of the Company, there are no past or present conditions, events, circumstances, facts, activities, practices, incidents or actions:

(i) that have given rise or could reasonably be expected to give rise to any Liabilities of the Company or any of its Subsidiaries under any Environmental Laws;

(ii) that have required or could reasonably be expected to require the Company or any of its Subsidiaries to incur any actual or potential cleanup, remediation, removal or other response costs (including the cost of coming into compliance with Environmental Laws), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, Liabilities, payments, damages (including any actual, punitive or consequential damages (A) under any Environmental Laws, contractual obligations or otherwise or (B) to third parties for personal injury or property damage), civil or criminal fines or penalties, judgments or amounts paid in settlement, in each case arising out of or relating to any Environmental Matters (collectively, “Environmental Costs”); or

(iii) that have formed or could reasonably be expected to form the basis of any Legal Action against or involving the Company or any of its Subsidiaries arising out of or relating to any Environmental Matters.

(c) Neither the Company nor any of its Subsidiaries has received any notice or other communication: (i) that any of them is or may be a potentially responsible Person or otherwise liable in connection with any waste disposal site or other location allegedly containing any Hazardous Substances; (ii) of any failure by any of them to comply with any Environmental Laws or the requirements of any environmental Permits; or (iii) that any of them is requested or required by any Governmental Entity or any other Person to perform or fund any investigatory or remedial activity or other action in connection with any actual or alleged release or threatened release of Hazardous Substances or any other Environmental Matters.

This Section 3.22 shall be the only representation made by the Company with respect to Environmental Laws, Environmental Matters, Hazardous Substances or Environmental Costs.

Section 3.23 Intellectual Property. Except as set forth in Section 3.23 of the Company Disclosure Letter or as would not have a Company Material Adverse Effect, (i) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe upon or misappropriate the Intellectual Property rights of any third party, and no claim has been asserted to the Company or any Subsidiary that the conduct of the business of the Company and its Subsidiaries as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property rights of any third party; (ii) the Company or a Subsidiary owns or is licensed to use or otherwise has the right to use all Intellectual Property as currently used in the operation of its respective business, in accordance with the terms of any applicable license agreement governing Licensed Intellectual Property (as defined below); (iii) the Company or a Subsidiary owns the entire right, title and interest in and to each item of Intellectual Property purported to be owned by the Company or a Subsidiary, subject to any Liens, licenses or other rights granted (the “Owned Intellectual Property”), none of the Owned Intellectual Property has been adjudged invalid or unenforceable in whole or in part and, to the Knowledge of the Company, the Owned Intellectual Property is valid and enforceable; (iv) to the Knowledge of the Company, no person is engaging in any activity that infringes upon the Owned Intellectual Property; (v) to the Knowledge of the Company, each license of Intellectual Property licensed to the Company or a Subsidiary (the “Licensed Intellectual

Property”) is valid and enforceable, is binding on all parties to such license, and is in full force and effect; (vi) to the Knowledge of the Company, no party to any license of the Licensed Intellectual Property is in breach thereof or default thereunder; (vii) the Company has taken commercially reasonable actions (including executing non-disclosure and intellectual property assignment agreements) to protect, preserve and maintain the Owned Intellectual Property; and (viii) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall adversely affect any of the Company’s rights with respect to the Owned Intellectual Property or the Licensed Intellectual Property. For purposes of this Agreement, “Intellectual Property” means all U.S., state and foreign (i) patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrightable works, copyrights, and registrations and applications for registration thereof, (iv) trade secrets under applicable law, including confidential and proprietary information and know-how and (v) all substantially similar rights, however such rights are denominated under applicable law.

Section 3.24 Real Property.

(a) Section 3.24(a) of the Company Disclosure Letter lists each hotel (collectively, the “Owned Hotels”), and certain other parcels of real property currently owned by the Company or any Subsidiary, and sets forth the Company or the applicable Subsidiary owning such property. The Company has made available to Parent legal descriptions of each material parcel of real property (including each of the Owned Hotels) currently owned by the Company or any of its Subsidiaries (collectively, the “Owned Real Properties”; the Owned Real Properties together with the Leased Properties (defined below), collectively, the “Properties”). The Company or the applicable Subsidiary set forth on Section 3.24(a) of the Company Disclosure Letter owns fee simple title to the Owned Real Properties, free and clear of all Liens, other than (i) Liens for current real estate taxes and assessments not yet due and payable or Liens for income and similar taxes that are being contested in good faith and for which the Company has made adequate provision in accordance with GAAP, (ii) inchoate mechanics’ and materialmen’s Liens for construction in progress, (iii) to the extent such Liens would not have a Company Material Adverse Effect, (A) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice, (B) all matters of record, and (C) all Liens and other imperfections of title and encumbrances that are typical for the applicable property type and locality and which would not reasonably be expected to materially interfere with the conduct of the business of the Company or such Subsidiary; and (iv) all matters disclosed in zoning reports or instruments or agreements of record made available to the Parent prior to the date of this Agreement (collectively, “Permitted Liens”). Except as disclosed in Section 3.24(a) of the Company Disclosure Schedules, none of the Owned Hotels or Leased Properties is subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the Knowledge of the Company, has any such condemnation, expropriation or taking been proposed. Neither the Company nor any Subsidiary is in violation of any material covenants, conditions or restrictions of record affecting any Properties which violations would have a Company Material Adverse Effect.

(b) Section 3.24(b) of the Company Disclosure Letter lists each hotel or other material real property currently leased or subleased by the Company or any Subsidiary from a third party other than the Company or any Subsidiary (collectively, the “Leased Properties”) and sets forth the Company or the Subsidiary holding such leasehold interest, the date of the lease and each material amendment, guaranty or other agreement relating thereto (collectively, the “Lease Documents”). The Company or the applicable Subsidiary owns a valid leasehold interest in the Leased Properties, free and clear of all Liens other than Permitted Liens. True, correct and complete copies of all Lease Documents have been made available to Parent. Each of the Lease Documents is valid, binding and in full force and effect as against the Company or the Subsidiaries and, to the Company’s Knowledge, as against the other party thereto. As of the date hereof, to the Company’s Knowledge, neither the Company nor any Subsidiary or other party is in breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any of the Lease Documents and none of the Company or any of the Subsidiaries has received or given any notice of default under any such agreement which remains uncured.

(c) Section 3.24(c) of the Company Disclosure Letter lists each franchise, license or other similar agreement providing the right to utilize a brand name or other rights of a hotel chain or system at any Property of the Company or any Subsidiary and sets forth the Company or any such Subsidiary party to such agreement, the date of such agreement and each amendment, guaranty, or other agreement binding on the Company or any Subsidiary and relating thereto (collectively, “Third Party Flag Agreements”). True, correct and complete copies of each Third Party Flag Agreement have been made available to Parent. Each Third Party Flag Agreement is valid, binding and in full force and effect as against the Company or the Subsidiaries, and, to the Company’s Knowledge, as against the other party thereto. Neither the Company nor any Subsidiary is liable for any termination, cancellation or other similar fees or any liquidated damages under any franchise, license or similar agreements providing the right to utilize a brand name or other rights of a hotel chain or system in connection with or relating to any hotel previously owned or leased by the Company or any Subsidiary.

(d) Section 3.24(d)(i) of the Company Disclosure Letter lists each management agreement pursuant to which any third party manages or operates any Property on behalf of the Company or any Subsidiary, and describes the property that is subject to such management agreement, the Company or the Subsidiary that is a party, the date of such management agreement and each material amendment, guaranty or other agreement binding on the Company or any Subsidiary and relating thereto (collectively, the “Management Agreement Documents”). True, correct and complete copies of all Management Agreement Documents have been made available to Parent.

Each of the Management Agreement Documents is valid, binding and in full force and effect as against the Company or the Subsidiaries and, to the Company’s Knowledge, as against the other party thereto. Section 3.24(d)(ii) of the Company Disclosure Letter lists any termination, cancellation or other similar fees payable by the Company or any Subsidiary to any third party manager or operator, including Interstate Hotels & Resorts, Inc. or any Affiliate thereof, which have accrued but have not been paid as of the date of this Agreement.

(e) There are no latent defects or adverse physical conditions affecting any Property or the improvements thereon, other than those that would not have a Company Material Adverse Effect.

(f) With respect to each private club operated at any of the Properties, to the Company’s Knowledge, all material documents in the possession of the Company (collectively, the “Club Documents”) have been made available to Parent. Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Company’s Knowledge, (i) neither the Company nor any Subsidiary has received any written notice of any default by the Company or any Subsidiary under the Club Documents, and (ii) no event has occurred which, with notice or lapse of time or both, would constitute a default by the Company or any Subsidiary under the Club Documents.

(g) Section 3.24(g) of the Company Disclosure Letter lists each parcel of real property or leasehold interest in any ground lease conveyed, transferred, assigned or otherwise disposed of by the Company or any of its Subsidiaries since August 1, 2002.

Section 3.25 Personal Property. Except as set forth in Section 3.25 of the Company Disclosure Letter, the Company and its Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all personal Company Assets owned, used or held for use by them, except as would not have a Company Material Adverse Effect. Except as set forth in Section 3.25 of the Company Disclosure Letter, neither the Company’s nor any of its Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Liens that would not have a Company Material Adverse Effect.

Section 3.26 Permits; Compliance with Laws.

(a) Except as set forth in Section 3.26 of the Company Disclosure Letter, each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses (including liquor licenses), easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Entity (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), and all such Company Permits are in full force and effect, except as would not have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or threatened, and no such suspension or cancellation will result from the transactions contemplated by this Agreement, except as would not have a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries is, nor since January 1, 2002 has been, in conflict with, or in default or violation of, (i) any Laws applicable to the Company or such Subsidiary or by which any of the Company Assets is bound or (ii) any Company Permits, except as would not have a Company Material Adverse Effect.

Section 3.27 Insurance. Section 3.27(a) of the Company Disclosure Letter sets forth a complete and correct list of all material insurance policies owned or held by the Company and each Subsidiary, true and complete copies of which have been made available to Parent. Except as set forth on Section 3.27(b) of the Company Disclosure Letter, there is no claim by the Company or any Subsidiary pending under any such policies which (a) has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (b) if not paid, would have a Company Material Adverse Effect. With respect to each such insurance policy, except as would not have a Company Material Adverse Effect or as set forth in Section 3.27(c) of the Company Disclosure Letter: (a) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (b) neither the Company nor any Subsidiary is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; (c) to the Knowledge of the Company, as of the date hereof no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; (d) as of the date hereof no notice of cancellation or termination has been received; and (e) the policy is sufficient for compliance with all requirements of Law and the express requirements of all Contracts to which the Company or the Subsidiaries are parties or otherwise bound. The Company and its Subsidiaries maintain, and have maintained without interruption, policies or binders of insurance covering risks and events and in amounts adequate for their respective businesses and operations to the extent customary in the industry in which they operate. Except as set forth in Section 3.27(d) of the Company Disclosure Letter, such policies will not terminate as a result of the consummation of the transactions contemplated by this Agreement.

Section 3.28 Takeover Statute. The board of directors of the Company has taken all necessary action to ensure that the restrictions on business combinations and control share acquisitions contained in Subtitles 6 and 7 of Title 3 of the MGCL will not apply to this Agreement, the REIT Merger or the other transactions contemplated by this Agreement, including by approving this Agreement, the REIT Merger and the other transactions contemplated by this Agreement. No other takeover statutes apply or purport to apply to this Agreement, the REIT Merger or any of the other transactions contemplated by this Agreement.

Section 3.29 Interested Party Transactions. Except as set forth on Section 3.29 of the Company Disclosure Letter, between the date of the Company’s last annual meeting proxy statement filed with the SEC and the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 3.30 Opinion of Financial Advisor. Lehman Brothers Inc. (the “Company Financial Advisor”) has delivered to the board of directors of the Company its written opinion (or oral opinion to be confirmed in writing) to the effect that, as of the date of this Agreement, the Per Share REIT Merger Consideration and the Per OP Merger Consideration is fair to the stockholders of the Company and the holders of the OP Units, respectively, from a financial point of view. The Company has made available to Parent a complete and correct copy of such opinion (or, if not delivered in writing to the Company prior to the date hereof, the Company will promptly make such opinion available to Parent upon receipt). The Company has obtained the authorization of the Company Financial Advisor to include a copy of such opinion in the Company Proxy Statement.

Section 3.31 Brokers and Finders. No broker, finder or investment banker other than the Company Financial Advisor and any dealer manager or other agent retained in connection with the Debt Offers, is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a correct and complete copy of all agreements between the Company and the Company Financial Advisor under which the Company Financial Advisor would be entitled to any payment relating to the Mergers or such other transactions.

Section 3.32 Information Supplied. None of the information included or incorporated by reference in the Company Proxy Statement will, at the time it is filed with the SEC, at any time it is amended or supplemented, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by the Purchaser Parties in connection with the preparation of the Company Proxy Statement for inclusion or incorporation by reference therein. The Company Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act.

Section 3.33 Third Party Loans. Section 3.33 of the Company Disclosure Letter lists each loan document (together with any amendments, guarantees and any ancillary documents and agreements related thereto, the “Loan Documents”) with respect to any loans made by the Company or any Subsidiary to any Person (other than the Company or any Subsidiary) which as of the date of this Agreement has an outstanding balance that is payable by such party to the Company or any Subsidiary or pursuant to which Indebtedness to the Company or any Subsidiary may be incurred by such party (collectively, the “Loans”). As of the date of this Agreement, the outstanding principal amount of each Loan or the amount of Indebtedness that may be borrowed under each Loan Document is not less than the amount set forth on Section 3.33 of the Company Disclosure Letter. Neither the Company nor any Subsidiary (i) has delivered any written notice of default under the Loan Documents or (ii) executed any written waiver of any rights of the Company or the Subsidiaries under the Loan Documents.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

Except as set forth in the disclosure letter (with specific reference to the section of this Agreement to which the information stated in such disclosure letter relates; provided that any fact or condition disclosed in any section of such disclosure letter in such a way as to make its relevance to another section of such disclosure letter that relates to a representation or representations made elsewhere in Article IV of this Agreement reasonably apparent shall be deemed to be an exception to such representation or representations notwithstanding the omission of a reference or cross reference thereto) delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), the Purchaser Parties represent and warrant to the Company that:

Section 4.1 Organization and Power. Each of the Purchaser Parties is a corporation, limited liability company or limited partnership, as applicable, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Purchaser Parties has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 4.2 Corporate Authorization. Each of the Purchaser Parties has all necessary corporate, limited liability company or limited partnership power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The managing member of Parent has unanimously adopted resolutions approving this Agreement and the transactions contemplated by this Agreement. The board of directors of Merger Sub I and the general partner of Merger Sub II, have unanimously adopted resolutions approving and declaring advisable this Agreement and the transactions contemplated by this Agreement. The execution and delivery and performance of this Agreement by each of the Purchaser Parties and the consummation by each of the Purchaser Parties of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate, limited liability company or limited partnership action on the part of the Purchaser Parties.

Section 4.3 Enforceability. This Agreement has been duly executed and delivered by each of the Purchaser Parties and, assuming due authorization, execution and delivery of this Agreement by the Company and the Operating Partnership, constitutes a legal, valid and binding agreement of each of the Purchaser Parties, enforceable against each of them in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws related to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity.

Section 4.4 Governmental Authorizations. The execution, delivery and performance of this Agreement by the Purchaser Parties and the consummation by the Purchaser Parties of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to, any Governmental Entity, other than:

(a) the filing (i) by the Company of the Articles of Merger with the Department and (ii) by the Operating Partnership of the LP Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Exchange Act or the Securities Act;

(c) any applicable state or federal Laws governing the sale of liquor; and

(d) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Parent Material Adverse Effect.

Notwithstanding anything to the contrary in this Agreement, the failure to obtain approvals, consents or authorizations in respect of or related to the matters referred to in Section 4.4(c) shall not be a condition to the Closing.

Section 4.5 Non-Contravention. The execution, delivery and performance of this Agreement by the Purchaser Parties and the consummation by the Purchaser Parties of the transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of the Purchaser Parties;

(b) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all consents, approvals, authorizations, filings and notifications described in Section 4.4 have been obtained or made other than as would not have a Parent Material Adverse Effect;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than as would not have a Parent Material Adverse Effect; or

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than as would not have a Parent Material Adverse Effect.

Section 4.6 Interim Operations of Merger Sub I and Merger Sub II. Each of Merger Sub I and Merger Sub II was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

Section 4.7 Capital Resources. Parent has delivered to the Company correct and complete copies of (a) an executed commitment letter from Blackstone Real Estate Partners V L.P. to provide equity financing in an aggregate amount of up to $800,000,000 (the “Equity Funding Letter”), and (b) an executed commitment letter (the “Commitment Letter”) from Bear Stearns Commercial Mortgage, Inc., Bank of America, N.A. and Merrill Lynch Mortgage Lending, Inc pursuant to which they have committed to provide Parent and certain existing or future subsidiaries of Merger Sub I and Merger Sub II with financing in an aggregate amount of $1,925,000,000 (the “Debt Financing” and together with the financing referred to in clause (a) being collectively referred to as the “Financing”). The Equity Funding Letter, in the form so delivered, is a legal, valid and binding obligation of the parties thereto and is in full force and effect as of the date hereof. The Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent, and to the knowledge of Parent, the other parties thereto. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Parent under either the Equity Funding Letter or the Commitment Letter. Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Equity Funding Letter or the Commitment Letter. Parent has fully paid any and all commitment fees and other fees required by the Commitment Letter to be paid as of the date hereof. Parent shall have at the Closing and at the Partnership Merger Effective Time proceeds in connection with the Financing in an amount equal to up to $2,725,000,000 which will provide Parent in this Article IV with acquisition financing at the Partnership Merger Effective Time sufficient to consummate the Mergers upon the terms contemplated by this Agreement and sufficient to allow the Company and its Subsidiaries to consummate the Debt Offers.

Section 4.8 Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of the officers of Parent, threatened, against Parent or any of its affiliates before any Governmental Entity that would or seeks to materially delay or prevent the consummation of the Merger or the transactions contemplated thereby. As of the date of this Agreement, neither Parent nor any of its affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the officers of Parent, continuing investigation by, any Governmental Entity, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity that would or seeks to materially delay or prevent the consummation of any of the transactions contemplated hereby.

Section 4.9 Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser Parties.

Section 4.10 Guarantee. Concurrently with the execution of this Agreement, Parent has caused the Guarantor to deliver to the Company the duly executed Guarantee in the form attached as Annex I to this Agreement. The Guarantee is valid and in full force and effect, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Guarantor under the Guarantee.

Section 4.11 Proxy Statement. The information supplied by the Purchaser Parties for inclusion in the Company Proxy Statement shall not at the time filed with the SEC, at any time it is amended or supplemented, at the time it is mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company. Except as contemplated by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its operations only in the ordinary course of business consistent with past practice and (y) use its reasonable commercial efforts to conduct its operations in compliance with applicable Laws and to maintain and preserve intact its business organization, to retain the services of its current officers and key employees, to preserve its assets and properties in good repair and condition, to maintain and protect its rights in material Intellectual Property used in the business of the Company and the Subsidiaries and to preserve the goodwill of its customers, suppliers and other Persons with whom it has business relationships. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as contemplated by the Asset Purchase Agreement, the Company shall not, and shall not permit any of its Subsidiaries to take any of the following actions, without the prior written consent of Parent such consent not to be unreasonably withheld or delayed (provided, however, that the Company shall only be obligated to cause any Subsidiary of which it does not own greater than 50% of the equity interests to take or not to take any action under this Agreement to the extent that the Company has the power (contractual or otherwise) to cause such entities to take or not to take such action and in any event subject to the fiduciary duties of the Company or any of its representatives or designees serving as officers, directors (or in similar capacities) of such Persons):

(a) Organization Documents. Amend any of the Company Organizational Documents;

(b) Dividends. Make, declare or pay any dividend or distribution on any shares of its capital stock, other than dividends paid by wholly-owned Subsidiaries;

(c) Capital Stock. (i) Adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire or subject to a Lien (other than Liens for Taxes not yet due or payable or which are being contested in good faith), directly or indirectly, any shares of its capital stock or other equity interests or of any Subsidiary or any securities convertible or exchangeable into or exercisable for any shares of such capital stock or other equity interests, other than the redemption of the Redemption Notes in accordance with Section 2.11, (iii) grant any Person any right or option to acquire any shares of such capital stock or other equity interests, (iv) issue, deliver or sell any additional shares of such capital stock or other equity interests or any securities convertible or exchangeable into or exercisable for any shares of such capital stock or other equity interests (other than pursuant to (1) the exercise of the Company Options (2) the vesting of restricted stock, (3) the conversion of convertible securities, and (4) the exchange of OP Units, in each case outstanding as of the date of this Agreement, or pursuant to the Stock Purchase Plan (but subject to Section 2.4(c)) or (v) enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock or other equity interests; except in each case as permitted under Section 5.1(d);

(d) Compensation and Benefits. (i) Increase the compensation or benefits payable or to become payable to any of the Company Employees, (ii) grant any retention, severance or termination pay to any of the Company Employees (except pursuant to the terms in effect on the date of this Agreement of existing agreements, plans or policies identified in Section 3.18(a) of the Company Disclosure Letter), (iii) enter into any new employment, bonus, change of control, consulting or severance agreement with any of the Company Employees, or (iv) establish, adopt, enter into, terminate, amend or take any action to accelerate rights under any Company Benefit Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, (v) grant any equity or equity based awards to any Company Employee, except in each case (A) to the extent required by applicable Laws, (B) for increases in salary, wages and benefits of officers or employees in the ordinary course of business consistent with past practice, (C) in conjunction with new hires, promotions or other changes in job status occurring in the ordinary course of business consistent with past practice or (D) pursuant to existing collective bargaining agreements identified in Section 3.20(a) of the Company Disclosure Letter or (vi) at any time within the 90 day period prior to the Closing Date, effectuate a “plant closing” “mass layoff” or similar triggering event as those terms are defined in WARN or any similar state or local Law, without complying with all provisions of WARN or any similar state or local Law;

(e) Acquisitions. (i) Acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof or any property or asset, other than acquisitions (other than of real property) that are not material to the Company and its Subsidiaries taken as a whole in the ordinary course of business consistent with past practice, (ii) acquire, enter into or extend any option to acquire, or exercise an option to acquire, any real property or commence construction of, or enter into any Contract to develop or construct, any real estate projects or (iii) enter into any new line of business;

(f) Dispositions. Sell, lease, license, transfer, pledge, encumber, grant or dispose of any Company Assets, including the capital stock or other equity interests of Subsidiaries of the Company, other than (i) the sale of inventory, (ii) the disposition of used or excess equipment, (iii) the Asset Sale or (iv) other dispositions of Company Assets (other than real property) that are not material to the Company and its Subsidiaries taken as a whole in the ordinary course of business consistent with past practice;

(g) Contracts. (i) Amend or modify in any material respect or enter into or terminate any Contract that would be a Material Contract or transaction that would be required to be set forth in Section 3.17(c) of the Company Disclosure Letter if in effect on the date of this Agreement, (ii) enter into any Contract that would limit or otherwise restrict the Company or any of its Subsidiaries or any of their successors, or that would, after the Partnership Merger Effective Time, limit or otherwise restrict Parent or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area in any material respect or (iii) terminate, cancel or amend in any material respect any Material Contract other than in the ordinary course consistent with past practice; provided that the exception provided in this clause (iii) shall not be applicable to any Lease Documents, Third Party Flag Agreement or Management Agreement Documents;

(h) Indebtedness; Guarantees. Incur, assume, guarantee or prepay any Indebtedness or intentionally and voluntarily assume or otherwise become responsible for the Liabilities of any Person (other than Liabilities for Taxes incurred in the ordinary course of business);

(i) Loans. (i) Make any loans, advances or capital contributions to, or investments in, any other Person, other than to wholly-owned Subsidiaries or (ii) make any loans to its directors or officers;

(j) Capital Expenditures. Make any capital expenditure, other than in respect of those capital expenditure projects that are set forth in Section 5.1(j) of the Company Disclosure Letter;

(k) Accounting and Tax. (i) Change its financial accounting policies or procedures, other than as required by GAAP, (ii) make, change or rescind any material Tax election or change a method of Tax accounting, (iii) amend any material Tax Return, or settle or compromise any material Tax liability audit, claim or assessment, or enter into any material closing agreement related to Taxes, or (iv) knowingly surrender any right to claim any material Tax refund, except to the extent that any such action is required by Law or necessary to preserve the status of the Company as a REIT under the Code or any comparable provision of state or local Law;

(l) Legal Actions. Waive, release, assign, settle or compromise (i) any material Legal Actions or any material claim (including, without limitation, insurance claims) or material Liability other than in the ordinary course of business consistent with past practice or (ii) any Legal Action that is brought by any current, former or purported holder of any securities of the Company in its capacity as such and that (A) requires any payment to such security holders by the Company or any Subsidiary or (B) adversely affects in any material respect the ability of the Company and the Subsidiaries to conduct their business in a manner consistent with past practice;

(m) Insurance. Fail to use commercially reasonable efforts to maintain in full force and effect the existing insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses;

(n) Zoning. Initiate or consent to any material zoning reclassification of any Owned Real Property or material Leased Property or any material change to any approved site plan, special use permit, planned unit development approval or other land use entitlement affecting any Owned Real Property or material Leased Property; or

(o) Related Actions. Agree or commit to do any of the foregoing.

Section 5.2 Other Actions. Parent and the Company shall not, and shall not permit any of their respective Subsidiaries or Affiliates to, take any action that could reasonably be expected to result in any of the conditions to the Mergers set forth in Article VI of this Agreement not being satisfied or satisfaction of those conditions being materially delayed, except, in the case of the Company, to the extent its board of directors withdraws, modifies or amends the Company Board Recommendation in accordance with Section 5.4(d).

Section 5.3 Access to Information; Confidentiality.

(a) The Company shall, and shall cause its Subsidiaries, to: (i) provide to the Purchaser Parties and their Representatives access at reasonable times upon prior notice to the officers, employees, agents, properties, books and records of the Company and its Subsidiaries; and (ii) furnish promptly such information concerning Company and its Subsidiaries as the Purchaser Parties or their Representatives may reasonably request. Without limiting the foregoing, the Purchaser

Parties and their Representatives (including their financing sources) shall have the right to conduct appraisal and environmental and engineering inspections of each of the Properties; provided, however, that neither the Purchaser Parties nor their Representatives shall have the right to take and analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or to perform any invasive testing procedure on any building. No investigation conducted under this Section 5.3(a), however, will affect or be deemed to modify any representation or warranty made in this Agreement.

(b) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated January 6, 2006 (the “Confidentiality Agreement”), between Blackstone Real Estate Acquisitions V L.L.C. and the Company with respect to the information disclosed under this Section 5.3.

(c) Nothing contained in this Agreement shall give the Purchaser Parties, directly or indirectly, rights to control or direct the Company’s or its Subsidiaries’ operations prior to the Partnership Merger Effective Time. Prior to the Partnership Merger Effective Time, the Company shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

Section 5.4 No Solicitation.

(a) From the date of this Agreement until the REIT Merger Effective Time, except as specifically permitted in Section 5.4(d), the Company shall not, and shall cause each of its Subsidiaries not to, and shall direct its Representatives not to, directly or indirectly:

(i) solicit, initiate, facilitate or knowingly encourage any inquiries, offers or proposals relating to a Takeover Proposal;

(ii) engage in discussions or negotiations with, or furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to, any Person regarding a Takeover Proposal;

(iii) withdraw, modify or amend the Company Board Recommendation in any manner adverse to Parent;

(iv) approve, endorse or recommend any Takeover Proposal; or

(v) enter into any agreement in principle, arrangement, understanding or Contract relating to a Takeover Proposal.

(b) The Company shall, and shall cause each of its Subsidiaries to, and shall direct its Representatives to, immediately cease any existing solicitations,

discussions or negotiations with any Person that has made or indicated an intention to make a Takeover Proposal. The Company shall promptly request that each Person who has executed a confidentiality agreement with the Company in connection with that Person’s consideration of a Takeover Proposal return or destroy all non-public information furnished to that Person by or on behalf of the Company. The Company shall promptly inform its Representatives of the Company’s obligations under this Section 5.4 and shall instruct its Representatives to notify the Company as promptly as practicable following receipt of a Takeover Proposal.

(c) The Company shall notify Parent promptly (and in any event within 48 hours) upon receipt by the Company or any of its Subsidiaries (including through a notification by its Representatives) of (i) any Takeover Proposal or indication by any Person considering making an Takeover Proposal or (ii) any request for information relating to the Company or any of its Subsidiaries (other than requests for information in the ordinary course of business and unrelated to a Takeover Proposal) or any inquiry or request for discussions or negotiations regarding any Takeover Proposal. The Company shall provide Parent promptly (and in any event within 48 hours) with the identity of such Person and a copy of such Takeover Proposal, indication, inquiry or request, including any modifications thereto (or, where no such copy is available, a description of such Takeover Proposal, indication, inquiry or request). The Company shall keep Parent reasonably informed on a prompt basis (and in any event within 48 hours) of the status of any such Takeover Proposal, indication, inquiry or request, and any related communications to or by the Company or its Representatives (the Company agreeing that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing such information to Parent). The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party and the Company shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement.

(d) Subject to the Company’s compliance with the provisions of this Section 5.4, and only until the Requisite Company Vote is obtained, the Company and its board of directors shall be permitted to:

(i) engage in discussions with a Person who has made a written Takeover Proposal not solicited in violation of this Section 5.4 to clarify the terms of such Takeover Proposal, or engage in discussions or negotiations with a Person who has made a written Takeover Proposal not solicited in violation of this Section 5.4 if prior to taking such action (1) the board of directors of the Company determines in good faith (after consultation with its advisors) that such Takeover Proposal is reasonably likely to result in a Superior Proposal, (2) the board of directors of the Company determines in good faith (after consultation with its outside legal counsel) that such action is necessary for the directors to comply with their duties to the stockholders of the Company under applicable Laws and (3) the Company has complied with clause (3) of (ii) below;

(ii) furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to a Person who has made a written Takeover Proposal not solicited in violation of this Section 5.4 if prior to taking such action (1) the board of directors of the Company determines in good faith (after consultation with its advisors) that such Takeover Proposal is reasonably likely to result in a Superior Proposal, (2) the board of directors of the Company determines in good faith (after consultation with its outside legal counsel) that such action is necessary for the directors to comply with their duties to the stockholders of the Company under applicable Laws and (3) with respect to clause (i) above and this clause (ii), the Company (A) has caused such Person to enter into a confidentiality agreement with the Company on terms and conditions substantially the same as those contained in the Confidentiality Agreement and (B) concurrently discloses the same such non-public information to Parent if not previously disclosed;

(iii) other than in connection with a Takeover Proposal, withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent, if the board of directors of the Company has determined in good faith, after consultation with outside legal counsel, that such action is necessary for the directors to comply with their duties to the stockholders of the Company under applicable Laws;

(iv) in response to the receipt of a Takeover Proposal, approve, endorse or recommend a written Takeover Proposal not solicited in violation of this Section 5.4 and, in connection therewith, withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent, if the board of directors of the Company (A) has determined in good faith, after consultation with a nationally-recognized and independent financial advisor, that such Takeover Proposal constitutes a Superior Proposal and (B) has determined in good faith, after consultation with its outside legal counsel, that such actions are necessary for the directors to comply with their duties to the stockholders of the Company under applicable Laws; or

(v) subject to the termination of this Agreement in compliance with Section 7.4(a), enter into an agreement providing for the implementation of a Superior Proposal.

(e) Notwithstanding the foregoing, the board of directors of the Company shall be permitted to (i) disclose to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act and (ii) make such other public disclosure that it determines in good faith, after consultation with outside legal counsel, is required under applicable Laws, provided, however, that neither the Company nor its board of directors shall (x) recommend that the stockholders of the Company tender their shares of Company

Stock in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Takeover Proposal) or (y) withdraw, modify or amend the Company Board Recommendation, unless in the case of each of clauses (x) and (y), the requirements of Section 5.4(d) have been satisfied.

(f) The Company shall not take any action to exempt any Person (other than the Purchaser Parties) from the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL (or any similar provisions) or from the restrictions contained in Article V of the Company’s charter or otherwise cause any of such restrictions not to apply unless such actions are taken simultaneously with a termination of this Agreement in accordance with Section 7.4(a).

Section 5.5 Notices of Certain Events.

(a) The Company and the Operating Partnership shall notify Parent promptly of (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (ii) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (iii) any material Legal Actions threatened or commenced against or otherwise affecting the Company or any of its Subsidiaries that are related to the transactions contemplated by the Agreement or (iv) any event, change, occurrence, circumstance or development between the date of this Agreement and the Partnership Merger Effective Time which causes or is reasonably likely to cause the conditions set forth in Section 6.2(a) or 6.2(b) of this Agreement not to be satisfied.

(b) The Purchaser Parties shall notify the Company promptly of (i) any communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from Parent or its Representatives), (ii) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from Parent or its Representatives) or (iii) any event, change, occurrence, circumstance or development between the date of this Agreement and the Partnership Merger Effective Time which causes or is reasonably likely to cause the conditions set forth in Section 6.3(a) or 6.3(b) of this Agreement not to be satisfied.

(c) The delivery of any notice pursuant to this Section 5.5 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 5.6 Company Proxy Statement.

(a) As promptly as practicable following the date of this Agreement, the Company shall prepare a draft of the Company Proxy Statement. The

Company shall provide Parent with a reasonable opportunity to review and comment on such draft, and once such draft is in a form reasonably acceptable to each of Parent and the Company, the Company shall file the Company Proxy Statement with the SEC. Each of the Company and Parent shall furnish all information concerning itself and its affiliates that is required to be included in the Company Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement.

(b) The Company shall use its commercially reasonable efforts to (i) respond to any comments on the Company Proxy Statement or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests, and (ii) cause the Company Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable following the date of this Agreement. The Company shall promptly (A) notify Parent upon the receipt of any such comments or requests and (B) provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. If at any time prior to the Company Stockholders Meeting, any information relating to the Company, Parent or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Company Proxy Statement, so that the Company Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. Notwithstanding anything to the contrary stated above, prior to responding to any comments or requests of the SEC or the filing or mailing of the Company Proxy Statement (or any amendment or supplement thereto), the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Company Proxy Statement and related correspondence and filings and (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent.

(c) The Company Proxy Statement shall recommend to its stockholders that they approve the REIT Merger and include the Company Board Recommendation unless the board of directors of the Company has withdrawn, modified or amended the Company Board Recommendation in accordance with Section 5.4(d).

Section 5.7 Company Stockholders Meeting. The Company shall call and hold the Company Stockholders Meeting as promptly as practicable following the date of this Agreement for the purpose of obtaining the Requisite Company Vote. Unless this Agreement shall have been terminated in accordance with Sections 7.1, 7.2, 7.3 or 7.4, the Company shall hold the Company Stockholders Meeting regardless of whether the Company has withdrawn, modified or amended the Company Board

Recommendation. Subject to Section 5.4(d), the Company shall (a) use its reasonable best efforts to solicit or cause to be solicited from its stockholders proxies in favor of approval of the REIT Merger and (b) take all other action necessary or advisable to secure the Requisite Company Vote.

Section 5.8 Employees; Benefit Plans.

(a) For a period of one year following the Closing Date (the “Continuation Period”), Parent shall cause the Surviving Corporation to provide Company Employees (other than those employees covered by a collective bargaining agreement) who are employed by the Company or its Subsidiaries as of the Partnership Merger Effective Time (“Active Employees”) with base salary and wages, annual bonus opportunity and benefits (other than any equity-based award program or long-term incentive plan) that are no less favorable in the aggregate, determined on an individual basis, as those provided under the Company Benefit Plans in effect at the Partnership Merger Effective Time; provided, however, that nothing herein shall prevent the amendment or termination of any specific plan, program or arrangement, require that the Surviving Corporation provide or permit investment in the securities of Parent or the Surviving Corporation or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to comply with applicable law. Notwithstanding anything to the contrary set forth herein, nothing herein shall preclude the Surviving Corporation from terminating the employment of any Active Employee for any reason for which the Company could have terminated such person prior to the Partnership Merger Effective Time.

(b) Parent and its Affiliates shall honor all Company Benefit Plans (including, without limitation, any severance, change of control and similar plans and agreements) in accordance with their terms as in effect immediately prior to the Partnership Merger Effective Time, subject to any amendment or termination thereof that may be permitted by such Company Benefit Plans and except as provided herein. During the Continuation Period, Parent shall provide all Active Employees who suffer a qualifying termination of employment with severance benefits no less favorable than those that would have been provided to such Active Employees under the Company’s severance policy as in effect immediately prior to the Partnership Merger Effective Time, a summary of which has been provided to Parent prior to the date hereof.

(c) For all purposes under the employee benefit plans of Parent and its affiliates providing benefits to any Active Employees after the Partnership Merger Effective Time (the “New Plans”), each Active Employee shall be credited with his or her years of service with the Company and its affiliates before the Partnership Merger Effective Time (including predecessor or acquired entities or any other entities for which the Company and its affiliates have given credit for prior service), to the same extent as such Active Employee was entitled, before the Partnership Merger Effective Time, to credit for such service under any similar or comparable Company Benefit Plans (except to the extent such credit would result in a duplication of benefits). In addition, and without limiting the generality of the foregoing: (i) each Active

Employee immediately shall be eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a similar or comparable Company Benefit Plan in which such Active Employee participated immediately before the Partnership Merger Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Active Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Active Employee and his or her covered dependents, and Parent shall cause any eligible expenses incurred by such Active Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Active Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) Parent and the Company acknowledge and agree that all provisions contained herein with respect to employees are included for the sole benefit of Parent and the Company and shall not create any right (i) in any other Person, including any employees, former employees, any participant in any Company Benefit Plans or any beneficiary thereof or (ii) to continued employment with the Surviving Corporation.

Section 5.9 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and the Surviving Corporation shall cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director (or Persons acting in a similar capacity for non-corporate entities) or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”) as provided in the Company Organizational Documents or in agreements between an Indemnified Party and the Company or one of its Subsidiaries, in each case, in effect on the date of this Agreement to survive the Merger and to continue in full force and effect for a period of not less than six years after the Partnership Merger Effective Time.

(b) After the REIT Merger Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify all Indemnified Parties to the fullest extent permitted by applicable Laws with respect to all acts and omissions arising out of or relating to their services as directors or officers of the Company or its Subsidiaries occurring prior to the REIT Merger Effective Time. If any Indemnified Party is or becomes involved in any Legal Action in connection with any matter occurring prior to or at the REIT Merger Effective Time, Parent and the Surviving Corporation shall, jointly and severally, pay promptly after they are incurred such Indemnified Party’s reasonable legal fees, costs and expenses incurred in connection with such Legal Action, subject to Parent’s or the Surviving Corporation’s, as applicable, receipt of an undertaking by or on behalf of such Indemnified Party, if required by applicable Law, to repay such legal fees, costs and expenses if it is ultimately determined under applicable Laws that such Indemnified Party is not entitled to be indemnified; provided, however, that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without the Surviving Company’s written consent (which consent shall not be unreasonably withheld or delayed) and shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single Legal Action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action.

(c) Parent and the Surviving Corporation shall, jointly and severally, (i) maintain in effect for at least six years after the REIT Merger Effective Time, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous) or (ii) obtain as of the REIT Merger Effective Time “tail” insurance policies with a claims period of at least six years from the REIT Merger Effective Time with at least the same coverage and amounts containing terms and conditions which are no less advantageous, in each case, with respect to claims arising out of or relating to events which occurred before or at the REIT Merger Effective Time so long as Parent and the Surviving Corporation are not required to pay an annual premium in excess of 300% of the last annual premium paid by the Company for such insurance prior to the date of this Agreement (such 300% amount being the “Maximum Premium”). The Company represents that such annual premium amount is set forth in Section 5.9(c) of the Company Disclosure Letter. If the Parent or the Surviving Corporation are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, Parent and the Surviving Corporation shall, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium.

(d) The covenants contained in this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

(e) In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.9.

Section 5.10 Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Laws, each of the parties to this Agreement shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable.

Section 5.11 Consents; Filings; Further Action.

(a) Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Laws, each of the Purchaser Parties, on the one hand, and the Company and the Operating Partnership, on the other hand, shall (i) use its best efforts to obtain any consents, approvals or other authorizations, and make any filings and notifications required in connection with the transactions contemplated by this Agreement and (ii) thereafter make any other submissions either required or deemed appropriate by either Parent or the Company, in connection with the transactions contemplated by this Agreement under (A) the Securities Act and the Exchange Act, (B) the MGCL and DRULPA, (C) the NYSE rules and regulations and (D) any other applicable Laws. The Purchaser Parties, on the one hand, and the Company and the Operating Partnership, on the other hand, shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors prior to filing. Neither the Purchaser Parties, on the one hand, nor the Company and the Operating Partnership, on the other hand, shall file any such document if the other party has reasonably objected to the filing of such document. Neither the Purchaser Parties, on the one hand, nor the Company and the Operating Partnership, on the other hand, shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

(b) Each of the Purchaser Parties, on the one hand, and the Company and the Operating Partnership, on the other hand, shall use their respective commercially reasonable efforts to obtain any third party consents (i) necessary, proper or advisable to consummate the Transactions, (ii) disclosed in the Company Disclosure Letter or (iii) required to prevent a Company Material Adverse Effect from occurring prior to the Partnership Merger Effective Time. In the event that the Company or the Operating Partnership shall fail to obtain any third party consent described above, the Company and the Operating Partnership shall use its best efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company, the Operating Partnership and the Purchaser Parties and their respective businesses resulting, or which could reasonably be expected to result, after the Partnership Merger Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than a Governmental Entity) with respect to any transaction contemplated by this Agreement, (i) without the prior written consent of Parent which shall not be unreasonably withheld, none of the Company or any of its Subsidiaries shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any Liability or other obligation due to such Person and (ii) none of the Purchaser Parties or their respective affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any Liability or other obligation.

Section 5.12 Public Announcements. The Purchaser Parties, on the one hand, and the Company and the Operating Partnership, on the other hand, shall consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement. Neither the Purchaser Parties, on the one hand, nor the Company and the Operating Partnership, on the other hand, shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Laws or the NYSE requirements, in which case that party shall use its reasonable commercial efforts to consult with the other party before issuing any such release or making any such public statement.

Section 5.13 Stock Exchange De-listing. Parent and the Company shall use their reasonable commercial efforts to cause the Common Stock to be de-listed from the NYSE and de-registered under the Exchange Act promptly following the REIT Merger Effective Time.

Section 5.14 Fees, Expenses and Conveyance Taxes. Whether or not the Mergers are consummated, all expenses (including fees and expenses payable to Representatives and hedging counterparties) incurred by any party to this Agreement or its Affiliates or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) shall be paid by the party incurring those Expenses, except (a) that Expenses incurred in connection with the filing, printing and mailing of the Company Proxy Statement shall be shared equally by Parent and the Company, (b) that all sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the transactions contemplated in this Agreement shall be borne by Parent and (c) as otherwise provided in Section 7.6.

Section 5.15 Takeover Statutes. If any takeover statute is or becomes applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement, each of the Purchaser Parties, the Company, the Operating Partnership and their respective boards of directors (or managing members or general partner, as applicable) shall (a) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

Section 5.16 Tax Matters. During the period from the date of this Agreement to the Partnership Merger Effective Time, the Company and its Subsidiaries shall:

(a) continue to operate in such a manner as to permit the Company to continue to qualify as a REIT;

(b) prepare and timely file all Tax Returns required to be filed by them on or before the Closing Date (“Post-Signing Returns”) in a manner consistent with past practice, except as otherwise required by applicable Laws;

(c) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed;

(d) properly reserve (and reflect such reserve in their books and records and financial statements), for all Taxes payable by them for which no Post-Signing Return is due prior to the Partnership Merger Effective Time in a manner consistent with past practice; and

(e) terminate all Tax sharing agreements to which the Company or any of its Subsidiaries is a party such that there are no further Liabilities thereunder.

Section 5.17 Financing.

(a) Parent shall use its reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on terms and conditions contained therein and (ii) to satisfy all conditions applicable to the Purchaser Parties in such definitive agreements that are within its control. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Parent shall use its reasonable best efforts to arrange to obtain any such portion from alternative sources on comparable or more favorable terms to Parent (as determined in the reasonable judgment of Parent) as promptly as practicable following the occurrence of such event. Parent shall give the Company prompt notice of any material breach by any party of the Commitment Letter or any termination of the Commitment Letter. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Commitment Letter without first consulting with the Company or, if such amendment would or would be reasonably expected to materially and adversely affect or delay in any material respect Parent’s ability to consummate the transactions contemplated by this Agreement, without first obtaining the Company’s prior written consent (not to be unreasonably withheld or delayed). For the avoidance of doubt, if the Debt Financing (or any alternative financing) has not been obtained, the Purchaser Parties shall continue to be obligated to consummate the Mergers on the terms contemplated by this Agreement and subject only to the satisfaction or waiver of the conditions set forth in Sections 6.1 and 6.2 of this Agreement and to Parent’s rights under Sections 7.2 and 7.3, regardless of whether the Purchaser Parties have complied with all of their other obligations under this Agreement (including their obligations under this Section 5.17).

(b) The Company agrees to provide, and shall cause its Subsidiaries and its and their Representatives to provide, all reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) participation in meetings, drafting sessions and due diligence sessions, (ii) furnishing Parent and its financing sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, (iii) assisting Parent and its financing sources in the preparation of (A) an offering document for any debt raised to complete the Mergers and (B) materials for rating agency presentations, (iv) reasonably cooperating with the marketing efforts of Parent and its financing sources for any debt raised by Parent to complete the Mergers, (v) forming new direct or indirect Subsidiaries, (vi) providing and executing documents as may be reasonably requested by Parent and (vii) without limiting the obligations of the Company and its Subsidiaries under Sections 2.10 and 2.11, cooperating in connection with the repayment or defeasance of any Indebtedness of the Company or any of its Subsidiaries as of the Partnership Merger Effective Time, including delivering such payoff, defeasance or similar notices under any existing mortgage or mezzanine loans of the Company or any Subsidiary as requested by Parent; provided that none of the Company or any Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing or any of the foregoing prior to the Partnership Merger Effective Time. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Subsidiaries in connection with such cooperation. The Purchaser Parties shall, on a joint and several basis, indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than historical information relating to the Company or the Subsidiaries). Notwithstanding anything to the contrary, the condition set forth in Section 6.2(b) of this Agreement, as it applies to the Company’s obligations under this Section 5.17(b), shall be deemed satisfied unless the Debt Financing (or any alternative financing) has not been obtained primarily as a result of the Company’s or its Subsidiaries’ willful and material breach of its obligations under this Section 5.17(b).

(c) All non-public or otherwise confidential information regarding the Company obtained by Parent or its Representatives pursuant to paragraph (b) above shall be kept confidential in accordance with the Confidentiality Agreement.

Section 5.18 Resignations. The Company shall (a) use its reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective as of the REIT Merger Effective Time, of those directors of the Company or any Subsidiary designated by Parent to the Company in writing at least five calendar days prior to the Closing and (b) take the actions specified in Section 5.18 of the Company Disclosure Letter.

ARTICLE VI

CONDITIONS

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Mergers is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. The REIT Merger shall have been duly approved by the Requisite Company Vote.

(b) No Injunctions or Restraints. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Laws or Orders (whether temporary, preliminary or permanent) that (i) restrain, enjoin or otherwise prohibit consummation of the Mergers or the other transactions contemplated by this Agreement or (ii) would have a Company Material Adverse Effect after giving effect to the Mergers. No Governmental Entity shall have instituted any proceeding seeking any such Laws or Orders.

Section 6.2 Conditions to Obligations of the Purchaser Parties. The obligations of each of the Purchaser Parties to effect the Mergers are also subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company and the Operating Partnership set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Company Material Adverse Effect qualifications contained in them as of the Closing Date, as though made on and as of the Closing Date after giving effect to the consummation of the Asset Sale if consummated prior to such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not, in the aggregate, have a Company Material Adverse Effect. In addition, the representations and warranties set forth in Section 3.10(a), Section 3.10(b) and Section 3.10(f) shall be true and correct in all material respects and the representation and warranty set forth in Section 3.15(a) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Performance of Obligations. The Company and the Operating Partnership shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall have been no Company Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).

(e) Tax Opinion. Parent and the Company shall have received a tax opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, dated as of the Closing Date, in the form attached hereto as Exhibit B (such opinion shall be based upon customary assumptions and representations made by the Company and the Subsidiaries reasonably acceptable to Parent) opining that (i) the Company has been organized and has operated in conformity with the requirements for qualification as a REIT under the Code commencing with its taxable year ending December 31, 1996 through and including the Closing Date and (ii) the Operating Partnership has been since its formation in 1996, and continues to be treated as a partnership for federal income tax purposes and not as a corporation or an association taxable as a corporation.

(f) Credit Agreement. At or prior to the Partnership Merger Effective Time, Lehman Commercial Paper, Inc., as the Administrative Agent under the Credit Agreement (“Lehman”) shall have provided the Company with a “payoff” letter acknowledging that, subject to repayment of the aggregate principal amount outstanding under the Credit Agreement, together with all interest accrued thereon and any other fees or expenses payable thereunder, (i) the Credit Agreement shall be terminated, (ii) any and all Liens held by Lehman related thereto shall be released and (iii) the Company and the Subsidiaries shall be released from any and all Liabilities under the Credit Agreement and any related guaranties (other than any obligations under any indemnification or similar provision that survive such termination).

(g) Debt Offers. Prior to the Partnership Merger Effective Time, (i) the requisite consents specified in Section 2.10(a) of the Company Disclosure Letter shall have been received under the Debt Offers with respect to the Non-Callable Notes, and the Company, the Operating Partnership and certain of their Subsidiaries and the respective trustees shall have executed the supplemental indentures described in Section 2.10 of this Agreement to the respective indentures governing the Non-Callable Notes, such supplemental indentures to be delivered and become effective promptly following the receipt of the required consents with the amendments provided for therein to become operative upon the acceptance of Notes for payment pursuant to the Debt Offers and concurrently with the closing of the Mergers; and (ii) (1) all of the Redemption Notes shall have been redeemed as contemplated by Section 2.11(a), or (2) to the extent that there are any 10.50% Senior Notes due 2009 outstanding immediately prior to the Partnership Merger Effective Time, the requisite consents specified in

Section 2.10(a) of the Company Disclosure Letter shall have been received under the Debt Offers with respect such Notes prior to the Partnership Merger Effective time, and the Company, the Operating Partnership and certain of their Subsidiaries and the Trustee under the 10.50% Indenture shall have executed the supplemental indenture described in Section 2.10 of this Agreement to the 10.50% Indenture, such supplemental indenture to be delivered and become effective promptly following the receipt of the required consents with the amendments provided for therein to become operative upon the acceptance of such Notes for payment pursuant to the Debt Offer and concurrently with the closing of the Mergers or (3) to the extent that there are any 10.50% Senior Notes due 2009 outstanding immediately prior to the Partnership Merger Effective Time, the Company and the Operating Partnership shall have complied with Section 2.11(c).

Section 6.3 Conditions to Obligation of the Company and the Operating Partnership. The obligation of the Company and the Operating Partnership to effect the Mergers is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of each of the Purchaser Parties set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Parent Material Adverse Effect qualifications contained in them, as of the Closing Date, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not, in the aggregate, have a Parent Material Adverse Effect.

(b) Performance of Obligations. Each of the Purchaser Parties shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate, signed by a senior executive officer of Parent, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

Section 6.4 Frustration of Closing Conditions. None of the parties to this Agreement may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party, including such party’s failure to use best efforts to consummate the Merger and the other transactions contemplated by this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Partnership Merger Effective Time by mutual written consent of Parent and the Company.

Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Partnership Merger Effective Time:

(a) if the Mergers have not been consummated on or before the six-month anniversary of the date of this Agreement (the “End Date”), except that the right to terminate this Agreement under this clause (a) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure to consummate the Merger by such date;

(b) if the REIT Merger has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting (or adjournment or postponement thereof) and the Requisite Company Vote is not obtained upon a vote taken thereon;

(c) if any Law prohibits consummation of the Mergers; or

(d) if any Order restrains, enjoins or otherwise prohibits consummation of the Mergers, and such Order has become final and nonappealable.

Section 7.3 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Partnership Merger Effective Time:

(a) if the board of directors of the Company withdraws, modifies or amends the Company Board Recommendation in any manner adverse to the Purchaser Parties:

(b) if (i) the board of directors of the Company approves, endorses or recommends a Takeover Proposal, (ii) the Company enters into a Contract relating to a Takeover Proposal, (iii) a tender offer or exchange offer for any outstanding shares of capital stock of the Company is commenced prior to obtaining the Requisite Company Vote and the board of directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten Business Days after commencement, or (iv) the Company or its board of directors publicly announces its intention to do any of the foregoing;

(c) if the board of directors of the Company exempts any Person other than the Parent or any of its Affiliates from the provisions of Subtitle 6 of Title 3 of the MGCL or Article V of the Company’s charter; or

(d) if none of the Purchaser Parties is in material breach of its obligations under this Agreement and the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c) and (ii) has not been cured by the Company within 20 Business Days after the Company’s receipt of written notice of such breach from Parent.

Section 7.4 Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Partnership Merger Effective Time:

(a) if the board of directors of the Company approves, and authorizes the Company to enter into, an agreement providing for the implementation of a Superior Proposal, but only so long as:

(i) the Requisite Company Vote has not yet been obtained;

(ii) the Company is not then and has not been in breach of any of its obligations under Section 5.4 in any material respect;

(iii) the board of directors of the Company has determined in good faith, after consulting with a nationally-recognized and independent financial advisor, that such definitive agreement constitutes a Superior Proposal and has determined in good faith, after consultation with its outside legal counsel, that such actions are necessary for the directors to comply with their duties to the stockholders of the Company under applicable Laws;

(iv) the Company has notified Parent in writing that it intends to enter into such definitive agreement, attaching the most current version of such definitive agreement (including any amendments, supplements or modifications) to such notice;

(v) during the three Business Day period following Parent’s receipt of such notice, (A) the Company shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiate in good faith with), Parent in making adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with the Mergers and the other transactions contemplated by this Agreement, and (B) the board of directors of the Company shall have determined in good faith, after the end of such three Business Day period, after considering the results of such negotiations and the revised proposals made by Parent, if any, that the Superior Proposal giving rise to such notice continues to be a Superior Proposal; and

(vi) the Company pays to Parent the Termination Fee and Termination Expenses in accordance with Section 7.6(b)(i) simultaneously with such termination (any purported termination pursuant to this Section 7.4(b) shall be void and of no force or effect unless the Company shall have made such payment); or

(b) if the Company is not in material breach of its obligations under this Agreement and Parent breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) has not been cured by Parent within 20 Business Days after Parent’s receipt of written notice of such breach from the Company.

Section 7.5 Effect of Termination. If this Agreement is terminated pursuant to this Article VII, it shall become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent or representative of such party), except that if such termination results from the willful (a) failure of any party to perform its obligations or (b) breach by any party of its representations or warranties contained in this Agreement, then such party shall be fully liable for any Liabilities incurred or suffered by the other parties as a result of such failure or breach. Notwithstanding the foregoing, the indemnification and reimbursement obligations of the Purchaser Parties contained in Sections 2.8, 2.10 and 5.17(b), the Guarantee referred to in Section 4.10 and the provisions of Section 5.3(b), Section 5.14, Section 5.17(c), Section 7.5 and Section 7.6 and Article VIII shall survive any termination of this Agreement.

Section 7.6 Expenses Following Termination.

(a) Except as set forth in this Section 7.6, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid in accordance with the provisions of Section 5.14.

(b) The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to $21,000,000 (the “Company Termination Fee”) and reasonable documented Expenses of the Purchaser Parties not to exceed $5,000,000 (the “Termination Expenses”):

(i) if this Agreement is terminated by the Company pursuant to Section 7.4(a), in which case payment shall be made before or concurrently with such termination and shall be a condition to the effectiveness of such termination;

(ii) if this Agreement is terminated by Parent pursuant to Section 7.3(a), Section 7.3(b), or Section 7.3(c), in which case payment shall be made within two Business Days of such termination; or

(iii) if (A) a Takeover Proposal shall have been made or proposed to the Company or the Operating Partnership or otherwise publicly announced (which has not been withdrawn), (B) this Agreement is terminated by either Parent or the Company pursuant to Section 7.2(a) or Section 7.2(b) or by Parent pursuant to Section 7.3(d) and (C) within 12 months following the date of such termination, the Company enters into a Contract providing for the implementation of a Takeover Proposal or shall consummate any Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in the foregoing clause (A)), in which case payment shall be made within two Business Days of the date on which the Company enters into such Contract or consummates such Takeover Proposal, as applicable. For purposes of the foregoing clause (C) only, references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by the figure “50%”;

(c) In no event shall the Company be required to pay under Section 7.6 an amount in excess of the sum of the Company Termination Fee plus the maximum amount of Termination Expenses.

(d) Each of the Company and Parent acknowledges that the agreements contained in this Section 7.6 are an integral part of the transactions contemplated by this Agreement. In the event that the Company shall fail to pay the Company Termination Fee or any Termination Expenses when due, the Company shall reimburse the other party for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 7.6.

Section 7.7 Amendment. This Agreement may be amended by the parties to this Agreement at any time prior to the Partnership Merger Effective Time, whether before or after stockholder approval hereof, so long as (a) no amendment that requires further stockholder approval of the REIT Merger under applicable Laws after stockholder approval of the REIT Merger shall be made without such required further approval and (b) such amendment has been duly approved by the board of directors (or managing members or general partner, as applicable) of each of the parties to this Agreement. This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.

Section 7.8 Extension; Waiver. At any time prior to the Partnership Merger Effective Time, the Purchaser Parties, on the one hand, and the Company and the Operating Partnership, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or, (c) subject to applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any part to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 7.9 Procedure for Termination, Amendment, Extension or Waiver. In order to be effective, (a) any termination or amendment of this Agreement shall require the prior approval of that action by the board of directors (or managing members or general partner, as applicable) of each party seeking to terminate or amend this Agreement and (b) any extension or waiver of any obligation under this Agreement or condition to the consummation of this Agreement shall require the prior approval of a duly authorized officer or the board of directors (or managing members or general partner, as applicable) of the party or parties entitled to extend or waive that obligation or condition.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Certain Definitions. For purposes of this Agreement:

(a) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(b) “Asset Purchase Agreement” means that certain Agreement, dated as of January 31, 2006, by and among the Operating Partnership, BRE/Florida Portfolio L.L.C. and the other parties named therein.

(c) “Asset Sale” means the transactions contemplated by the Asset Purchase Agreement.

(d) “Business Day” means any day, other than Saturday, Sunday or a U.S. federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.

(e) “Company Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, is or is likely to become materially adverse to the business, operations, assets, or financial condition of the Company and its Subsidiaries taken as a whole or would reasonably be expected to prevent or materially delay (to a date beyond the End Date) the consummation of the Mergers and the other transactions contemplated hereby or prevent or materially impair or delay the ability of the Company to perform its obligations hereunder; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, or will be, a Company Material Adverse Effect: any event, circumstance, change or effect resulting from or relating to (i) a change in general political, economic or financial market conditions, (ii) changes affecting the industries generally in which the Company or its Subsidiaries conduct business, (iii) seasonal fluctuations in the business of the Company and its Subsidiaries, (iv) any acts of terrorism or war (except to the extent such event, circumstance, change or effect has had a disproportionate effect on the Company and its Subsidiaries as compared to other persons in the industry in which the Company and its Subsidiaries conduct their business), (v) the announcement of the execution of this Agreement or the pendency or consummation of the transactions contemplated hereby, or (vi) compliance with the terms of, or the taking of any action required by, this Agreement; and provided, further, that with respect to references to Company Material Adverse Effect in the representations and warranties set forth in Sections 3.8 and 3.9, the exceptions set forth in clauses (v) and (vi) will not apply.

(f) “Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations.

(g) “Credit Agreement” means the Amended and Restated Senior Secured Credit Agreement, dated as of August 1, 2005, among the Subsidiaries of the Company borrowers thereunder, Lehman Commercial Paper, Inc., as administrative agent, Lehman Brothers Inc., as sole arranger and book runner, Lehman Brothers Bank, FSB and the lenders named therein.

(h) “Hazardous Substances” means: (i) any substance that is listed, classified or regulated under any Environmental Laws; (ii) any petroleum, petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, urea formaldehyde insulation, toxic mold, radioactive material or radon; or (iii) any other substance that is or may become the subject of regulatory action under any Environmental Laws.

(i) “Knowledge” means, when used with respect to Parent or the Company, the actual Knowledge (after reasonable inquiry) of the Persons set forth in Section 8.1(i) of the Company or Parent Disclosure Letter, as applicable.

(j) “Laws” means any binding domestic or foreign laws, statutes, ordinances, rules, regulations, codes or executive orders enacted, issued, adopted, promulgated or applied by any Governmental Entity.

(k) “Liens” means any liens, mortgages, pledges, security interests, claims, options, rights of first offer or refusal, charges, conditional or installment sale contracts, claims of third parties of any kind or other encumbrances.

(l) “NYSE” means the New York Stock Exchange.

(m) “Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by any Governmental Entity.

(n) “Parent Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, is or is likely to become materially adverse to the business, operations, assets, or financial condition of the Parent and its Subsidiaries taken as a whole or would reasonably be expected to prevent or materially delay (to a date beyond the End Date) the consummation of the Merger and the other transactions contemplated hereby or prevent or materially impair or delay the ability of the Purchaser Parties to perform their obligations hereunder; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, or will be, a Parent Material Adverse Effect: any event, circumstance, change or effect resulting from or relating to (i) a change in general political economic or financial market conditions, (ii) changes affecting the industries generally in which the Company or its Subsidiaries conduct business, (iii) seasonal fluctuations in the business of the Parent and its Subsidiaries, (iv) any acts of terrorism or war (except to the extent such event, circumstance, change or effect has had a disproportionate effect on the Parent and its Subsidiaries as compared to other persons in the industry in which the Parent and its Subsidiaries conduct their business), (v) the announcement of the execution of this Agreement or the pendency or consummation of the transactions contemplated hereby, or (vi) compliance with the terms of, or the taking of any action required by, this Agreement.

(o) “Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

(p) “Representatives” means, when used with respect to Parent or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, financing sources, agents and other representatives of Parent or the Company, as applicable, and its Subsidiaries.

(q) “Requisite Company Vote” means approval of the REIT Merger by the holders of a majority in voting power of the issued and outstanding shares of Common Stock entitled to vote thereon.

(r) “Subsidiary” means, when used with respect to Parent or the Company, any other Person that Parent or the Company, as applicable, directly or indirectly owns or has the power to vote or control 50% or more of any class or series of capital stock or equity interests of such Person, including, in the case of the

Company, the Operating Partnership; provided that, for the avoidance of doubt, neither Meristar Investment Partners, L.P. nor Lex Sub Mezz (Holdings), LLC shall be deemed to be a “Subsidiary” for purposes of this Agreement.

(s) “Superior Proposal” means a written Takeover Proposal (i) that relates to more than 50% of the voting power of the capital stock of the Company or all or substantially all of the assets of the Company and its Subsidiaries taken as a whole, (ii) which the board of directors of the Company determines, in its good faith judgment, after receiving the advice of its financial advisor and after taking into account all the terms and conditions of the Takeover Proposal, is on terms and conditions more favorable from a financial point of view to the stockholders of the Company (in their capacities as stockholders) and the limited partners of the Operating Partnership (in their capacity as limited partners) than those contemplated by this Agreement (including any alterations to this Agreement agreed to in writing by Parent in response thereto), (iii) the conditions to the consummation of which are all reasonably capable of being satisfied without undue delay, and (iv) for which financing, to the extent required, is then committed or, in the judgment of the board of directors of the Company, is reasonably likely to be available.

(t) “Takeover Proposal” means, any proposal or offer relating to (i) a merger, consolidation, share exchange or business combination involving the Company or any of its Subsidiaries representing 20% or more of the assets of the Company and its Subsidiaries, taken as a whole (other than a merger involving only the Company and one or more of its wholly-owned Subsidiaries), (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole (other than the Asset Sale), (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of Company or any of its Subsidiaries, including by way of a tender offer or exchange offer, (iv) a liquidation or dissolution of the Company, (v) a reorganization or recapitalization of the Company, other than any such transaction that does not involve a transfer of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, or 20% or more of the voting power of the capital stock of the Company, or (vi) any other transaction having a similar effect to those described in clauses (i) – (v), in each case other than the transactions contemplated by this Agreement.

(u) “Taxes” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto), whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), disability, registration, unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties and (ii) any transferee liability in respect of any items described in the foregoing clause (i).

(v) “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(w) “Treasury Regulations” means the Treasury regulations promulgated under the Code.

Section 8.2 Interpretation. The table of contents and headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement. Definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references in this Agreement to Articles, Sections and Exhibits shall refer to Articles and Sections of, and Exhibits to, this Agreement unless the context shall require otherwise. The words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.” Unless the context shall require otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement shall be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. All references in this Agreement to any particular Law shall be deemed to refer also to any rules and regulations promulgated under that Law. References to a person also refer to its predecessors and permitted successors and assigns.

Section 8.3 Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the REIT Merger Effective Time. This Section 8.3 shall not limit any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance after the REIT Merger Effective Time.

Section 8.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflict of laws, except to the extent that the laws of the State of Maryland are mandatorily applicable.

Section 8.5 Submission to Jurisdiction. The parties to this Agreement (a) irrevocably submit to the personal jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware and (b) waive any claim of improper venue or any claim that those courts are an inconvenient forum. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Laws, shall be valid and sufficient service thereof.

Section 8.6 Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.6.

Section 8.7 Notices. Any notice, request, instruction or other communication under this Agreement shall be in writing and delivered by hand or overnight courier service or by facsimile:

If to any of the Purchaser Parties, to:

c/o Blackstone Real Estate Partners V L.P.

345 Park Avenue

New York, NY 10154

Facsimile: (212) 583-5573

Attention: Jonathan D. Gray

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Facsimile: (212) 455- 2502

Attention: Brian M. Stadler, Esq.

If to the Company or the Operating Partnership, to:

MeriStar Hospitality Corporation

6430 Rockledge Drive, Suite 200

Bethesda, MD 20817

Facsimile: (301) 581-5965

Attention: Jerome J. Kraisinger

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Facsimile: (212) 757-3990

Attention: Richard S. Borisoff, Esq.

                  Lawrence G. Wee, Esq.

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above. Each such communication shall be effective (a) if delivered by hand, when such delivery is made at the address specified in this Section 8.7, (b) if delivered by overnight courier service, the next Business Day after such communication is sent to the address specified in this Section 8.7, or (c) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.7 and appropriate confirmation is received.

Section 8.8 Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Guarantee, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 8.9 No Third-Party Beneficiaries. Except as provided in Section 5.9, this Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement.

Section 8.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.11 Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.12 Assignment. This Agreement shall not be assignable by operation of law or otherwise, except that Parent may designate, by written notice to the

Company, a Subsidiary that is wholly-owned by Parent to be merged with and into the Company in lieu of Merger Sub I or into the Operating Partnership in lieu of Merger Sub II or to be merged with the Company pursuant to Section 2.9, in which event all references in this Agreement to Merger Sub I or Merger Sub II shall be deemed references to such Subsidiary, and in that case, all representations and warranties made in this Agreement with respect to Merger Sub I or Merger Sub II as of the date of this Agreement shall be deemed representations and warranties made with respect to such Subsidiary as of the date of such designation.

Section 8.13 Remedies.

(a) Except as otherwise provided in Section 8.14 or elsewhere in this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity and the exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy. Without limiting the right to receive any payment it may be entitled to receive under Sections 2.8 and 5.17(b), each of the Company and the Operating Partnership agrees that to the extent it has incurred losses or damages in connection with this Agreement the maximum aggregate liability of the Purchaser Parties and Guarantor for such losses or damages shall be limited to an amount equal to the amount of the Guarantee, and in no event shall the Company or the Operating Partnership seek to recover any money damages in excess of such amount from the Purchaser Parties or Guarantor or their respective Representatives and affiliates in connection therewith.

(b) To the extent that the Company or the Operating Partnership, as the case may be (the “Recipient”), recovers money damages pursuant to this Section 8.13 and the Guarantee (and subject to the terms of Section 8.13(a) and the Guarantee) (the “Damages Amount”), such amount shall not exceed the sum of (A) the maximum amount that can be paid to Recipient without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) – (H) and 856(c)(3)(A) – (I) of the Code (“Qualifying Income”), as determined by independent accountants to the Recipient, and (B) in the event the Recipient receives an opinion from outside counsel (a “Damages Opinion”) or a ruling from the IRS (a “Damages Ruling”), in either case holding that the Recipient’s receipt of the Damages Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”) or that the receipt by the Recipient of the remaining balance of the Damages Amount following the receipt of and pursuant to such ruling or opinion would not be deemed constructively received prior thereto, the Damages Amount less the amount payable under clause (A) above; provided, however, that if the Damages Opinion or the Damages Ruling is based on the absence of constructive receipt, the amount that will be paid upon the receipt of the Damages Opinion or the Damages Ruling will be the maximum amount that can be paid at that time without causing the Recipient to fail the REIT Requirements, as determined by the Recipient’s independent accountants based on the Damages Opinion or the Damages Ruling, and any remaining amount payable to the Recipient pursuant to clause (B) shall be paid as soon as it shall be possible to do so without causing the Recipient to fail the REIT Requirements, as determined by the Recipient’s independent accountants based on the Damages Opinion or the Damages Ruling. In the event that the Recipient is not able to receive the full Damages Amount, the Purchaser Party or the Guarantor (the “Payor”) shall place the unpaid amount in escrow and shall not release any portion thereof to the Recipient unless and until the Payor receives either a Damages Opinion or a Damages Ruling, in which event the Payor shall pay to the Recipient the unpaid Damages Amount; provided, however, that if the Damages Opinion or the Damages Ruling is based on the absence of constructive receipt, the amount that will be paid upon the receipt of the Damages Opinion or the Damages Ruling will be the maximum amount that can be paid at that time without causing the Recipient to fail the REIT Requirements, as determined by the Recipient’s independent accountants based on the Damages Opinion or the Damages Ruling, and any remaining amount payable to the Recipient shall be paid as soon as it shall be possible to do so without causing the Recipient to fail the REIT Requirements, as determined by the Recipient’s independent accountants based on the Damages Opinion or the Damages Ruling. Subject to the terms of Section 8.13(a) and the Guarantee, the Payors’ obligation to pay any unpaid portion of the Damages Amount shall terminate seven years from the date of this Agreement.

Section 8.14 Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement pursuant to Sections 7.1, 7.2, 7.3 or 7.4, the Purchaser Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Company or the Operating Partnership and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. The parties acknowledge that neither the Company nor the Operating Partnership shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement and that the Company’s and the Operating Partnership’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in Section 8.13 and the Guarantee provided, however, the Company and the Operating Partnership shall be entitled to seek specific performance to prevent any breach by the Purchaser Parties of Sections 5.3(b) and 5.17(c).

Section 8.15 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which shall be one and the same agreement. This Agreement shall become effective when each party to this Agreement shall have received counterparts signed by all of the other parties.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

ALCOR HOLDINGS LLC

By:	/s/ KENNETH A. CAPLAN
Name:	Kenneth A. Caplan
Title:	Managing Director and Vice President

ALCOR ACQUISITION INC.

By:	/s/ KENNETH A. CAPLAN
Name:	Kenneth A. Caplan
Title:	Managing Director and Vice President

ALCOR ACQUISITION L.P.

By:	ALCOR GP INC., its general partner

By:	/s/ KENNETH A. CAPLAN
Name:	Kenneth A. Caplan
Title:	Managing Director and Vice President

MERISTAR HOSPITALITY CORPORATION

By:	/s/ PAUL W. WHETSELL
Name:	Paul W. Whetsell
Title:	Chairman & CEO

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

By:	MERISTAR HOSPITALITY CORPORATION, its General Partner

By:	/s/ PAUL W. WHETSELL
Name:	Paul W. Whetsell
Title:	Chairman & CEO

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